Exhibit 99.1

Tembec Inc.

Annual Information Form

December 16, 2013
For the fiscal year ended September 28, 2013

Annual Information Form

TABLE OF CONTENTS

ITEM 1 -	DATE OF ANNUAL INFORMATION FORM			5
ITEM 2 -	CORPORATE STRUCTURE			5
ITEM 3 -	GENERAL DEVELOPMENT OF THE BUSINESS			7
	3.1	BUSINESS OVERVIEW		7
	3.2	THREE-YEAR HISTORY		7
	3.3	TRENDS		10
ITEM 4 -	NARRATIVE DESCRIPTION OF THE BUSINESS			11
	4.1	PRINCIPAL OPERATIONS		11
		4.1.1	FOREST PRODUCTS SEGMENT	11
		4.1.2	SPECIALTY CELLULOSE PULP SEGMENT	15
		4.1.3	PAPER PULP SEGMENT	16
		4.1.4	PAPER SEGMENT	17
	4.2	ENVIRONMENTAL AND SOCIAL POLICIES		18
	4.3	ENERGY		20
	4.4	RESEARCH AND DEVELOPMENT		21
	4.5	COMPETITION		21
	4.6	RISK FACTORS		21
ITEM 5 -	DIVIDENDS			29
ITEM 6 -	GENERAL DESCRIPTION OF CAPITAL STRUCTURE			30
	6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE		30
	6.2	RATINGS		30
ITEM 7 -	MARKET FOR SECURITIES OF THE CORPORATION			31
ITEM 8 -	DIRECTORS AND OFFICERS			31
	8.1	INFORMATION CONCERNING DIRECTORS		31
		8.1.1	INDEPENDENCE	35
	8.2	AUDIT COMMITTEE		35
		8.2.1	GENERAL	35
		8.2.2	CHARTER OF THE AUDIT COMMITTEE	35
		8.2.3	RELEVANT EDUCATION AND EXPERIENCE OF THE AUDIT COMMITTEE MEMBERS	36
		8.2.4	EXTERNAL AUDITOR SERVICE FEES	37
		8.2.5	POLICIES AND PROCEDURES FOR THE ENGAGEMENT OF NON-AUDIT SERVICES	37
	8.3	INFORMATION CONCERNING NON-DIRECTOR OFFICERS		38
	8.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS		38
ITEM 9 -	LEGAL PROCEEDINGS			40
ITEM 10 -	TRANSFER AGENT AND REGISTRAR			40
ITEM 11 -	MATERIAL CONTRACTS			40
ITEM 12 -	INTERESTS OF EXPERTS			42
ITEM 13 -	ADDITIONAL INFORMATION			43
DEFINITIONS				43
SCHEDULE “A” AUDIT COMMITTEE CHARTER				45

Annual Information Form

DOCUMENTS INCORPORATED BY REFERENCE

CERTAIN SPECIFICALLY IDENTIFIED PAGES OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED SEPTEMBER 28, 2013 (THE “2013 FINANCIAL STATEMENTS”) AND THE MANAGEMENT’S DISCUSSION AND ANALYSIS DATED NOVEMBER 29, 2013 (THE “2013 MD&A”), FILED WITH THE SECURITIES COMMISSION OR SIMILAR AUTHORITY IN EACH OF THE PROVINCES OF CANADA, ARE INCORPORATED BY REFERENCE INTO AND FORM AN INTEGRAL PART OF THIS ANNUAL INFORMATION FORM (THE “AIF”).

GLOSSARY

Unless otherwise noted or the context otherwise indicates, references to the “Corporation” in this AIF are to Tembec Inc. References to “Tembec” are to, as the context may require, either the Corporation or Former Tembec, as defined below, or the Corporation or Former Tembec together with one or more of their respective subsidiaries (the “Subsidiaries”), affiliates and its interests in joint ventures and other entities. Reference to “Tembec Industries” is to Tembec Industries Inc., a wholly-owned subsidiary of the Corporation. In addition, unless otherwise defined herein, certain terms are defined in the Definitions section of this AIF. All dollar figures are in Canadian dollars unless stated otherwise.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this AIF include “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Corporation’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variation thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Corporation in light of its experience, information available to it and its perception of future developments. The forward-looking statements contained in this AIF reflect the Corporation’s expectations as of the date hereof and are subject to change after such date. The Corporation disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation.

Such statements are subject to a number of risks and uncertainties, including, but not limited to:

The demand and prices for the products that Tembec sells;
Fluctuations in the exchange rate of the Canadian dollar to the U.S. dollar and to the euro;
Raw material availability and prices;
Energy availability and costs;
Labour availability and labour disruptions;
The effect and enforcement of environmental and other governmental regulations;
Levels of capital expenditures required to maintain and upgrade processes;
Fluctuations in export taxes and/or volume restrictions imposed on lumber exported to the United States;
Debt service requirements;
Performance of pension fund assets;
Scope of insurance coverage; and
First Nations' land claims.

Many of these risks are beyond the control of the Corporation and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. In addition, other risks could adversely affect Tembec and it is not possible to predict or assess all risks. Tembec’s actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them do so, what benefits, including the amount of proceeds, Tembec will derive from them. Except as otherwise indicated, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on Tembec’s business. Such statements do not, unless otherwise specified by Tembec, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them, and cannot be expressed in a meaningful way or in the same way Tembec presents known risks affecting its business.

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IFRS REPORTING

Effective September 26, 2010, the Corporation fully adopted International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) as the basis for preparation of financial information and accounting.

NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the 2013 MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies. Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Corporation excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Corporation defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Corporation considers adjusted EBITDA to be a useful indicator of the financial performance of the Corporation, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. A reconciliation of operating earnings to the Corporation's definition of adjusted EBITDA is provided in the 2013 MD&A.

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Annual Information Form

TEMBEC INC.
ANNUAL INFORMATION FORM

ITEM 1 -	DATE OF ANNUAL INFORMATION FORM

This AIF is dated as of December 16, 2013. Except as otherwise indicated, the information contained in this AIF is stated as at September 28, 2013.

ITEM 2 -	CORPORATE STRUCTURE

On February 29, 2008, the former Tembec Inc. (“Former Tembec”), completed a recapitalization transaction (the “Recapitalization”).

On January 16, 2008, a new entity, Tembec Arrangement Inc., was incorporated under the Canada Business Corporations Act to carry on business as of February 29, 2008 under the name of Tembec Inc. As part of the Recapitalization, Former Tembec Inc. became Tembec Holdings Inc. and Tembec Arrangement Inc. changed its name to Tembec Inc. Former Tembec was dissolved effective December 8, 2010. Additional information relating to the Recapitalization may be found on SEDAR at www.sedar.com. In this AIF, all references made to Tembec Inc. or to the Corporation refer to this new Tembec Inc. incorporated on January 16, 2008, unless specified otherwise. References to “Tembec” refer to the Corporation or Former Tembec together with one or more of their respective subsidiaries.

The Corporation’s head office is located at Suite 1050, 800 René-Lévesque Blvd. West, Montreal, Québec, H3B 1X9, telephone: 514-871-0137. Its website address is www.tembec.com.

The chart below depicts Tembec’s principal facilities by industry segment as at the date of this AIF and, where appropriate, the Subsidiaries or affiliates that own substantially all of the assets of such operating facilities.

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CORPORATE ORGANIZATION CHART

TEMBEC INC.

100%

FOREST PRODUCTS SEGMENT

Spruce, Pine, Fir Lumber and Panels

Random Lumber – Bearn, QC (1)
Random Lumber – Hearst, ON (1)
Random Lumber – Chapleau, ON (1)

Stud Lumber –LaSarre, QC (1)
Stud Lumber – Senneterre, QC (1)
Stud Lumber – Cochrane, ON (1)
Stud Lumber – Kapuskasing, ON (1)
Finger Joint Lumber – Cranbrook, BC (1)(7)

Specialty Wood

Hardwood Lumber – Huntsville, ON (1)

Engineered Wood

Engineered Finger Joint Lumber - LaSarre, QC (1)
Engineered Finger Joint Lumber – Kirkland Lake, ON (2)(8)

SPECIALTY CELLULOSE PULP SEGMENT

Specialty Pulps

Specialty Cellulose - Témiscaming, QC (1)
Specialty Cellulose – Tartas, France (3)

Chemicals

Resins – Longueuil, QC (1)
Resins – Temiscaming, QC (1)
Resins – Toledo, Ohio (US) (4)
Lignin – Temiscaming, QC (1)
Lignin – Tartas, France (5)
Ethanol – Temiscaming, QC (1)

PAPER PULP SEGMENT

Hardwood High Yield Pulp

Hardwood High Yield - Témiscaming, QC (1)
Hardwood High Yield – Matane, QC (1)
Hardwood High Yield – Chetwynd, BC (1)(6)

PAPER SEGMENT

Newsprint

Newsprint – Kapuskasing, ON (1)

Coated Bleached Board

Coated Bleached Board- Témiscaming, QC (1)

(1) Held and operated by Tembec (General Partnership) ("Tembec GP"), a Québec Partnership. Tembec Industries Inc., an indirect wholly-owned subsidiary of Tembec Inc., is the Managing Partner of Tembec GP and owns 68.9% of its partnership units. Tembec Enterprises Inc., another indirect wholly-owned subsidiary of Tembec Inc., owns 31.1% of Tembec GP's partnership units.

(2) Held through Kirkland Lake Engineered Wood Products Inc., a wholly-owned subsidiary of Tembec Inc. incorporated under the laws of Canada.

(3) Held through Tembec Tartas S.A.S., an indirect wholly-owned subsidiary of Tembec Inc. incorporated under the laws of France.

(4) Held through Tembec BTLSR Inc., an indirect wholly-owned subsidiary of Tembec Inc. incorporated under the laws of the US.

(5) Held through Tembec Avébène S.A.S., an indirect wholly-owned subsidiary of Tembec, incorporated under the laws of France.

(6) The plant was indefinitely idled in September 2012.

(7) The plant was indefinitely idled in October, 2008.

(8) The plant was indefinitely idled in June, 2007.

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ITEM 3 -	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	BUSINESS OVERVIEW

Tembec is a forest products Company with operations principally located in Canada and France. Its business segments are forest products, specialty cellulose pulp, paper pulp and paper.

Tembec can currently produce approximately 880 million board feet of lumber, 310,000 tonnes of specialty cellulose, 805,000 tonnes of paper pulp and 420,000 tonnes of paper. A breakdown of production capacities by operating facility is included in the Segment Review section of the 2013 MD&A. For the fiscal year ended September 28, 2013, Tembec had sales of $1.5 billion, adjusted EBITDA of $98 million, operating earnings of $29 million and a net loss of $34 million. Tembec’s total assets at that date were $1 billion and it employed approximately 3,500 people. The segmented results and the breakdown of sales of the Corporation’s products by geographic areas are included in the Corporation’s 2013 Financial Statements.

3.2	THREE-YEAR HISTORY

The following summarizes major events that have occurred over the past three years:

Forest Products Segment

In Fiscal 2011, 2012 and 2013, Tembec incurred a series of production curtailments and shutdowns, ranging from a few weeks to indefinite periods of time, at various sawmill and engineered wood facilities. These production curtailments and shutdowns were due to several factors, including low product pricing resulting from low demand, the high relative value of the Canadian dollar versus the U.S. dollar, the internal requirement for by-product chips and the related need to manage inventory levels and working capital.

In Fiscal 2011, Tembec permanently closed its sawmill in Taschereau, Québec. The facility had been idle since October 2009. The majority of the log supply was reallocated to Tembec’s La Sarre and Bearn sawmills. In Fiscal 2013, Tembec sold the sawmill located in Taschereau, Québec, for nominal net proceeds.

In Fiscal 2012, Tembec sold its Toronto (Ontario) hardwood flooring plant assets, as well as its Muskoka and Vintage brands, for proceeds of $13 million and closed its hardwood flooring plant located in Huntsville, Ontario.

In Fiscal 2012, Tembec sold its Elko and Canal Flats sawmills located in British Columbia and the associated Crown tenures, which consisted of approximately 1.1 million cubic meters of combined Crown, private land and contract annual allowable cut, for proceeds of $66 million.

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Specialty Cellulose Pulp Segment

In Fiscal 2011, demand for specialty cellulose pulp improved and remained favorable throughout fiscal 2012 and the mills had no market related downtime. In Fiscal 2013, both mills operated as planned and no production curtailments were taken for market conditions. However, demand for specialty grades was lower and as a result the mills operated at a reduced rate, producing 16,700 fewer tones than in Fiscal 2012.

In Fiscal 2012, Tembec inaugurated a new steam turbine at its Tartas mill in France. The green energy investment cost $21 million and generated significant benefits in terms of energy production, environmental performance and reduced costs for the Tartas mill.

At the Temiscaming specialty cellulose mill, the Corporation is making an energy investment of $235 million for the installation of a high pressure liquor recovery boiler and an electrical turbine, which will result in the production of an additional 35 megawatts of electricity on average. The Corporation entered into a Power Purchase Agreement with Hydro Québec as part of the investment. Part of the Project will be financed with $132.8 million of the new debt, which consists of loans for an aggregate amount of $92.8 million from Investissement Québec and a $40 million loan from IPD. The completion of the boiler portion of the project is scheduled for May 2014 and the start-up of the turbine should occur in October 2014. Tembec anticipates that the Temiscaming specialty cellulose project will improve annual adjusted EBITDA by approximately $48 million. The improvement will include approximately $28 million of incremental electricity revenues, $7 million of operating and maintenance cost reduction and $13 million of productivity and margin enhancements associated with the production increase of 15,000 tonnes of specialty pulp per year. As of Fiscal 2013 year end, Tembec has spent $137 million on the Project as defined hereinafter, which has a total estimated cost of $235 million. Tembec has utilized a total of $60 million of the previously noted $132.8 million of project financing. Of the remaining $98 million to be spent, $73 million will be funded by the remaining Project financing and $25 million from the Tembec’s internally generated cash flow.

Paper Pulp Segment

In Fiscal 2011, the unionized employees at Tembec’s High Yield pulp mill in Matane, Québec, went on strike following a breakdown in labour discussions. Consequently, production activities at the pulp mill were interrupted and resulted in 127 days of downtime before the mill resumed operations in mid-September 2011. Total lost annual production was approximately 81,400 tonnes.

In Fiscal 2012, Tembec completed construction of a new anaerobic treatment facility to produce methane biogas and reduce the use of fossil fuels at its high-yield pulp mill in Matane, Québec. Funding for the investment was provided mainly by the Government of Canada with $19.7 million and the Government of Québec with $6.3 million. The overall project represents a total gross investment of $29 million - $26 million for the anaerobic facility and $3 million for the installation of the new electric boiler.

In Fiscal 2012, due to continuing low product prices and the operation’s relative cost, the Chetwynd high yield pulp mill was indefinitely idled. This mill has a rated annual capacity of 240,000 tonnes. Additionally, during the first half of Fiscal 2012, market-related production curtailments totaling 27,000 tonnes were taken at the Matane and Temiscaming mills. There was no market related downtime taken at either mill in Fiscal 2013.

The NBSK pulp mill located in Skookumchuck, BC had no market related downtime in Fiscal 2011. In Fiscal 2012, the mill absorbed 17 days of unplanned downtime to repair its recovery boiler. In Fiscal 2013, the pulp mill had no market related downtime until it was sold in mid-May 2013. The selling price was $97 million, including $29 million of working capital.

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Paper Segment

At the end of Fiscal 2011, the previously idled paper machine #3 at Kapuskasing, Ontario newsprint mill was deemed to be permanently shut down and consequently the production capacity of this segment was reduced by 90,000 tonnes. The mill has been operating two machines since that time.

In Fiscal 2012, Tembec sold its newsprint mill and related assets located in Pine Falls, Manitoba, for nominal net proceeds. The mill had been idle since September 2009.

The coated bleached board mill no market related downtime in 2011, 2012 and 2013.

Corporate

In Fiscal 2012, Tembec Industries issued an additional US $50 million in aggregate principal amount of 11.25% senior secured notes due in December 2018 (“Additional Notes”), bringing the aggregate principal amount of 2018 Senior Secured Notes issued by Tembec Industries to US$ 305 million. The Additional Notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the Securities Act, and outside the United States in reliance on Regulation S under the U.S. Securities Act of 1933 (the “Securities Act”). In September 2012, Tembec Industries completed its exchange offer to exchange up to US $50 million in aggregate principal amount of 11.25% Senior Secured Notes due 2018 registered under the Securities Act, for any and all of its outstanding US $50 million Additional Notes, which were issued in transactions exempt from registration under the Securities Act. This exchange offer followed an undertaking by Tembec Industries to file an exchange offer registration statement with the U.S. Securities and Exchange Commission with respect to the Additional Notes issued in February 2012 to allow for the notes to be sold without restrictions on transfer. The proceeds from the offering, together with cash on hand, were used for general corporate purposes, as additional liquidity to support Tembec’s capital expenditure initiatives and to pay fees and expenses related to the offering.

The 2018 Senior Secured Notes are senior secured obligations of Tembec Industries, secured by a first priority lien on certain of the property and assets of Tembec Industries and certain subsidiaries of the Corporation, other than receivables, inventory and certain intangibles upon which the note holders have a second priority lien. The 2018 Senior Secured Notes are guaranteed by the Corporation and certain of the other Corporation’s subsidiaries.

In Fiscal 2011, the Corporation (as “Guarantor”), and Tembec Industries, Tembec Enterprises Inc., A.R.C. Resins Corporation and Tembec General Partnership (as “Borrowers”), entered into a financing agreement with GE Canada Finance Holding Company and a syndicate of lenders (“ABL Lenders”) for a revolving credit facility of $200 million (“ABL Facility”) maturing on March 4, 2016 secured by a first priority charge over receivables and inventory of the Borrowers. Interest is based on the prime rate or the banker’s acceptance rate, as the case may be. As at September 28, 2013, the amount available under this facility was $120 million, amount of which $53 million was drawn and $56 million was reserved for letters of credit. In April 2011, the Ontario Court of Appeal rendered a decision in the restructuring proceedings involving Indalex Limited under the Companies’ Creditors Arrangement Act (“CCAA”). The Court of Appeal held that defined benefit pension plan deficiency claims had priority over security held by debtor-in-possession (DIP) lenders in the context of a sale made under a CCAA proceeding. In the first quarter of Fiscal 2013, the agent for the ABL lenders’ syndicate had expressed concern regarding their security position on collateral related to Ontario operations. In light of the uncertainty surrounding the decision of the Ontario Court of Appeal, the ABL agent had requested that the Corporation refrain from making any further draws or utilization of the ABL Facility until such priority issue is dealt with by the Supreme Court of Canada. In February 2013, the Supreme Court of Canada overturned the Ontario Court of Appeal’s decision. The Supreme Court of Canada’s decision has led to a satisfactory resolution of potential security issues regarding the Corporation’s Ontario collateral. As a result, full access to the ABL Facility was effectively restored. In Fiscal 2013, the Borrowers and the Guarantor on one hand and the ABL Lenders on the other hand agreed to amend and extend the ABL Facility by one year. The maturity date of the Facility is set to expire on March 4, 2017. Tembec also negotiated a reduction of the aggregate resolving loan commitments from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates.

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The Corporation’s French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts. As at September 28, 2013, the amount available under such agreements was $28 million, of which $4 million was drawn.

In Fiscal 2012, Tembec, Tembec Industries Inc. and Tembec Energy L.P. entered into a $75-million loan (the “IQ Loan”) with Investissement Québec (“IQ”), a governmental agency, which will be used to finance a portion of the total cost of the project to upgrade Tembec’s specialty cellulose manufacturing facility in Temiscaming, Québec which was initially estimated at $190 million (the “Project”) but revised to $235 million in Fiscal 2013. The loan is secured by a second ranking charge over the Project’s assets. Tembec has also granted to Investissement Québec a five-year option starting on the first loan disbursement date to acquire 3 million common shares of Tembec at a price of $7 per share.

In Fiscal 2013, Tembec, Tembec Industries Inc. and Tembec Energy L.P. entered into an additional loan in the amount of $17.8 million with IQ (“Additional IQ Loan”). The Additional IQ Loan will bear interest at the same rate as that applicable under the initial $75 million loan entered into in Fiscal 2012. The loan is secured by a second ranking charge over the Project’s assets. Tembec has also agreed to grant a five year option to IQ to subscribe for 712,000 common shares of the Corporation at a premium of 30% over the average trading price of the shares over the five business days prior to the issuance of the option. The option will be granted on the date of the first advance under the Additional IQ Loan.

In Fiscal 2012, Tembec Energy L.P. entered into a $30 million loan (“IPD Loan”) with Integrated Private Debt Fund III LP (“IPD”), which will be used to finance the acquisition of the boiler and the turbine required in connection with the Project. Tembec intervened to the IPD Loan to guarantee all obligations of Tembec Energy L.P. thereunder. The IPD Loan is secured by a first ranking charge over the Project’s assets.

In Fiscal 2013, Tembec Energy L.P. has entered into an amended and restated credit agreement (the “Restated Credit Agreement”) with IPD, as Agent for the Project’s senior lenders, increasing its credit facility by $10 million (“Increased IPD Facility”). The Increased IPD Facility will be subject to the current general terms and conditions of the credit facility with IPD. The Increased IPD Facility will be reimbursed in blended monthly instalments over a period of eight years beginning in November 2014 with a balloon payment to be repaid in October 2022.

Other Developments

In Fiscal 2011, Tembec completed the sale of its hydro-electric generating assets which have a capacity of approximately 7.4 megawatts, located in Smooth Rock Falls, Ontario to Gemini-SRF Power Corporation for a total consideration of $16.5 million.

In Fiscal 2012, Tembec Energy L.P. entered into a long term power purchase contract with Hydro Québec, acting through its Hydro Québec Distribution Division. The agreement will allow Tembec to sell to Hydro Québec, for a 25 year term, up to 50 megawatts of the electricity generated by a new turbine to be installed at the Temiscaming site as part of the Project.

3.3	TRENDS

Reference is made to the Segment Review section of the 2013 MD&A.

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ITEM 4 -	NARRATIVE DESCRIPTION OF THE BUSINESS

4.1	PRINCIPAL OPERATIONS

Tembec’s business is centered on the production and sale of forest, pulp and paper products. The manufacturing assets of Tembec are located primarily in Canada, with a fairly large presence in the eastern part of the country, namely, Northeastern Ontario and Northwestern Québec. The lumber and paper businesses are North American in nature and Tembec’s assets in these segments are located in this market. The pulp businesses are more global in nature, with Europe and China being the largest consumers. One specialty cellulose pulp mill is located in France. The other four pulp mills are located in Canada.

Tembec has approximately 3,500 employees of which 2,700 are covered by collective bargaining agreements. At the end of Fiscal 2013, there were 7 agreements covering 26 employees that had expired. During Fiscal 2014, six (6) collective agreements covering approximately 875 employees will expire. The remaining contracts expire at various dates up to January 2019.

The following sections provide specifics in relation to each of Tembec’s principal business segments.

4.1.1	Forest Products Segment

The Forest Products Segment’s principal activity is focused on the production of SPF lumber. It also produces small amounts of Engineered and Specialty Wood products. For the fiscal year ended September 28, 2013, the Forest Products Segment generated consolidated sales of $354 million as compared to $348 million in Fiscal 2012, adjusted EBITDA of $17 million as compared to a negative adjusted EBITDA of $16 million in Fiscal 2012 and operating earnings of $8 million as compared to operating loss of $4 million in Fiscal 2012. The Forest Products Segment’s annual sales accounted for approximately 23% of Tembec’s total consolidated sales in Fiscal 2013 as compared to 21% in Fiscal 2012.

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The following table summarizes the annual operating levels of each operating facility by product group:

SPRUCE, PINE, FIR LUMBER

Location and Product	MBF

Stud Lumber
La Sarre, QC	135,000
Senneterre, QC	100,000
Cochrane, ON	110,000
Kapuskasing, ON	105,000

Random Lumber
Hearst, ON	160,000
Chapleau, ON	135,000
Bearn, QC	110,000

Finger Joint Lumber
Cranbrook, BC	25,000
880,000

SPECIALTY WOOD

Location and Product	MBF

Hardwood Lumber - Huntsville, ON	30,000

ENGINEERED WOOD

Location and Product

Engineered Finger Joint Lumber
MBF

La Sarre, QC	60,000
Kirkland Lake, ON	30,000
90,000

Products and Markets

The Softwood (SPF) lumber sawmills produce various types, species and grades of lumber which are used primarily for residential and commercial construction. Higher value SPF lumber products include J-Grade, TemPlusTM and TemSelectTM and machine stress rated (MSR) grades. Hardwood lumber is used in a wide variety of applications, including furniture, flooring and specialty residential and commercial applications. In addition, the Forest Products Segment produced and shipped approximately 870,000 tonnes of wood chips in Fiscal 2013, approximately 67% of which were directed to Tembec’s pulp and paper facilities.

The SPF lumber industry is subject to both cyclical and seasonal fluctuations in demand, which can lead to volatility in prices. North American solid wood products demand is influenced by the general level of economic activity, consumer confidence and interest rates. All of the above impact on housing construction starts, which is generally regarded as the best indicator of lumber demand. Total North American lumber demand in 2013 was estimated at 49 billion board feet, with U.S. demand of approximately 40 billion board feet and the balance being consumed in Canada. U.S. producers currently supply 29 billion board feet, leaving a U.S. domestic shortfall of approximately 11 billion board feet. Canadian producers sold a total of 26 billion board feet, shipping 11 billion board feet to the U.S. and exporting 6 billion board feet outside North America. The remaining 9 billion board feet was consumed domestically in Canada. Tembec’s production capacity represents approximately 1% of North American SPF lumber capacity of 72 billion board feet.

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The Forest Products Segment business fosters a highly diversified customer base. Products are sold by Tembec’s own internal sales force directly to large retailers, industrial end-users and distributors. Tembec markets most of its solid wood products in North America. In Fiscal 2013, 53% of Tembec’s consolidated sales occurred in Canada and 47% in the United States.

As a result of the significant dependence on the U.S. market, Tembec’s forest products’ competitiveness is heavily influenced by the relative strength of the Canadian dollar versus the U.S. dollar. Tembec competes directly with other Canadian and U.S. producers of SPF lumber. While selling prices, product quality and customer service are important factors affecting competition, other factors such as fibre costs, foreign exchange rates and the 2006 Softwood Lumber Agreement (“SLA”) also have an impact on Tembec’s competitive position. The SLA, which came into force on October 12, 2006, requires Canadian exporters to the U.S to pay an export tax which varied inversely with the price of lumber. Effective October 12, 2006, Tembec’s Québec and Ontario sawmills became subject to a combination of export taxes and volume restraints or quotas that vary depending on the option selected by individual Canadian provinces. Tembec’s Eastern Canadian sawmills located in Ontario were subject to an average export tax of 1.3% in fiscal 2013. Tembec’s Québec sawmills were subject to an average export tax of 3.8% . The difference in tax rate is on account for an adverse arbitration award that came into effect in March 2011. The SLA, which was set to expire on October 12, 2013 was extended for an additional two years, to October 2015.

Timber Supply

Tembec’s Canadian forestry operations are managed by the Forest Products Group. This includes the harvesting of timber, either directly or through contractors, and all silviculture and regeneration work required to ensure a sustainable supply of wood fibre to the manufacturing units. The Forest Products Group is also responsible for third-party timber purchases and wood chip production from whole log chippers which are required to supplement total requirements. Its main objective is the optimization of the flow of timber to the various manufacturing units.

Tembec seeks to maximize the utilization of timberlands for which it is responsible through efficient management and by following sustainable forest management practices so that the timberlands provide a continuous supply of wood for future needs. Site preparation, planting and harvesting techniques are continually improved through a variety of methods, such as research to improve the timber yield of the forests.

As Tembec’s forestry activity in Canada is conducted primarily on Crown lands, the Forest Products Group works closely with provincial governments to ensure harvesting plans and operations comply with established laws & regulations.

Québec

The Province of Québec announced reforms to its forest tenure regime. The reforms became effective in April 2013. As a result of such reforms, contractual harvest volumes have been reduced by approximately 25%, and were reallocated to a timber marketing board for sale on the open market, leaving the remaining 75% committed to current license holders. In furtherance to these reforms, Tembec has worked with the Ministry of Natural Resources (Québec) to ensure the best transition to the new Québec Forest Act in 2013. During the Summer 2013, the Chief Forester of the Province of Québec rendered public for consultation an update of the forestry allowable harvest volumes for the various forest management units in the Province of Québec. This data update, following the consultation process and approval by the Minister, will determine the 2014-18 annual allowable cut. The Chief Forester is currently completing the timber supply study and results should be made public in the December 2013 quarter. The Minister of Natural Resources will allocate the allowable harvest volumes in the March 2014 quarter.

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Ontario

Tembec’s cutting rights in Ontario are provided principally through several Sustainable Forest Licenses on Crown land issued by the Ministry of Natural Resources (Ontario). These licenses expire at different dates and have 20-year terms and are renewable every five years. Their renewal is based on satisfactory performance determined by independent audits and approval of the Ministry of Natural Resources (Ontario). The Province of Ontario has approved legislation for reforms of its forest tenure regime and where the Ministry of Natural Resources (Ontario) will facilitate the trial of new tenure systems over the next 5 years. Tembec will continue to monitor developments and work with the Ministry of Natural Resources (Ontario) in connection therewith.

Manitoba

In Fiscal 2012, Tembec sold its newsprint mill and related assets for nominal net proceeds. Tembec has completed all outstanding obligations related to the Forest Management License currently held by Tembec.

British Columbia

Tembec currently owns approximately 57,000 hectares of lands in British Columbia. These lands are located in the East Kootenay region. Tembec is currently pursuing the sale of several parcels of land and has set an objective of realizing up to $75 million in land sales by December 2014 (“B.C. Land Sale Initiative”). Since the launch of this B.C. Land Sale Initiative, Tembec sold 1,875 hectares of lands to Jemi Holdings Ltd. for a price of $4.2 million and approximately 7,150 hectares of land to Teck Resources Limited for a price of $19 million. There can be no assurance that the Corporation will attain the stated objective or that it will do so within the specified time period.

Timber Resources Availability

Tembec harvests timber under forest tenures held by it in British Columbia, Ontario and Québec and has a total allowable annual cut (“AAC “) of approximately 4.8 million cubic meters. Tembec’s Canadian wood fibre requirements are also met with deliveries from our Freeholds, open market purchases and exchanges on either a spot or contract basis (Business to Business).

The following table sets out Tembec’s timber resources available as at September 28, 2013:

CUBIC METERS
Chetwynd (High Yield Pulp)
Forest Licenses (non-replaceable)	335,500
Pulpwood Agreement 13	200,000
Sub-total – Crown (HYP)	535,500
Managed Forests (Free Hold)	73,000

Total British Columbia	608,500

Ontario
Sawmills
Sustainable Forest Licenses	2,471,800
Sub-total – Crown	2,471,800

Free Hold	50,000
Business to Business	130,000

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Total Ontario	2,651,800

Québec
Sawmills
Wood supply guaranty	897,450
Sub-total – Crown (sawmills)	897,450

Matane & Témiscaming (HYP)
Wood supply guarantee	282,500
Sub-total – Crown (HYP)	282,500
Total Québec	1,179,950

Stumpage and Other Charges

Provincial authorities impose fees on volumes of wood cut on Crown lands. These fees are determined under specific mechanisms in each province. Part of the mandate of the Corporation’s Forest Resources Management Group is to ensure that fees charged by the provincial governments reflect the fair value of the timber being harvested.

4.1.2	Specialty Cellulose Pulp Segment

The Specialty Cellulose Pulp segment consists of two manufacturing facilities, which produce specialty cellulose pulps. The mills generate lignin as a by-product of the sulphite process, which is sold to third parties. The Temiscaming mill also includes a facility that produces ethanol as a by-product that is also sold to third parties. The segment also includes a stand-alone resin business, which produces powder and liquid phenolic resins at two operating sites in Québec: Temiscaming and Longueuil. The Corporation also operates a third facility located in Toledo, Ohio, United States which manufactures powder and liquid amino-resins. The chemical business also periodically purchases and re-sells pulp mill by-product chemicals from third parties.

In Fiscal 2013, the Specialty Cellulose Pulp Segment generated consolidated sales of $460 million as compared to $507 million in Fiscal 2012, adjusted EBITDA of $73 million as compared to $95 million in Fiscal 2012 and operating earnings of $59 million as compared to operating earnings of $84 million in Fiscal 2012.

The following table summarizes the products and current capacity levels of each facility:

Location and Product
Tonnes
Specialty Cellulose Pulp
Temiscaming, QC – Specialty Cellulose Pulp	160,000

Tartas, France – Specialty Cellulose Pulp	150,000
310,000

Products and Markets

The specialty cellulose pulp produced at the two pulp mills is high purity cellulose utilized in a wide variety of specialized products such as pharmaceuticals, food additives, and industrial chemicals. The Temiscaming specialty cellulose pulp mill also produces ″viscose” grade pulp, which is utilized in the production of viscose staple fibre, which in turn is used to produce rayon for the textile industry.

Tembec markets its specialty pulp on a world-wide basis, primarily through its own sales force, with a network of offices in Toronto, Canada, and Dax, France. This is consistent with Tembec’s strategy of selling directly to customers and establishing long-term strategic relationships. Sales from the Specialty Cellulose Pulp Segment represented approximately 30% of Tembec’s total consolidated sales in Fiscal 2013.

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Fibre Supply

The Temiscaming mill purchased approximately 305,700 bone dry tonnes of wood chips in fiscal 2013, down from 370,200 in the prior year. Of this amount, approximately 73% was supplied by the Forest Products segment, compared to 66% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations. The pulp mill located in Southern France purchased approximately 284,000 bone dry tonnes of wood in Fiscal 2013 as compared to 287,000 bone dry tonnes in the prior year. The fibre is sourced from many private landowners.

4.1.3	Paper Pulp Segment

The Paper Pulp segment consisted of four market pulp manufacturing facilities. Prior to May 2013, Tembec owned and operated a chemical softwood kraft (NBSK) paper pulp mill located in Skookumchuck, BC. The mill had a capacity to produce 270,000 tonnes per year. Its financial results are included in the segment’s results for all of fiscal 2012 and for approximately eight months in fiscal 2013. The remaining three facilities are hardwood high-yield pulp mills. They produce pulp with a combination of mechanical and chemical processes. The Company produces hardwood grades made from maple, aspen and birch. High-yield pulps have a lower tensile and tear strength than kraft pulps but they offer advantages on bulk and opacity. They compete against other hardwood or “short fibre” grades, with Bleached Eucalyptus Kraft (BEK) being the most prominent. The Chetwynd, BC, mill has been idle since September 2012 due to relatively low prices resulting from significant new capacity start-ups of BEK pulp mills in the Southern hemisphere.

In Fiscal 2013, the Paper Pulp Segment generated consolidated sales of $388 million as compared to $465 million in Fiscal 2012, adjusted EBITDA of $5 million as compared to negative adjusted EBITDA of $32 million in Fiscal 2012 and an operating loss of $33 million as compared to an operating loss of $105 million in Fiscal 2012.

The following table summarizes the products and current capacity levels of each facility:

Location and Product

Hardwood High Yield	Tonnes
Temiscaming, QC	315,000
Matane, QC	250,000
Chetwynd, BC1	240,000
Total	805,000

Products and Markets

High-yield market pulps have been produced in North America since the mid-1980’s. Initially, most high-yield pulps were manufactured with softwood and utilized in tissue and towel applications, where their superior bulk and absorbency are desired characteristics. However, Tembec has always maintained a strategy of targeting the use of high-yield pulps in paper and board production. The strategy led to the development of hardwood high-yield grades made from birch, aspen and maple. Although high-yield pulps are lower than kraft pulps in tensile and tear strength, they offer advantages in bulk and opacity.

The global high-yield pulp market totals approximately 5 million tonnes. Canada is the principal producer at 2 million tonnes per year of capacity, followed by Western Europe at 1 million tonnes. The principal market is China which consumes 2 million tonnes, followed by other Asian countries and Western Europe which consume 1 million tonnes each.

_______________________________
1 On September 16, 2012, Tembec indefinitely idled its high-yield pulp mill in Chetwynd, British Columbia due to market related conditions.

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Tembec markets its high-yield pulp mainly to Asian and European destinations, primarily through its own sales force, with a network of offices in Toronto, Canada, and Dax, France. This is consistent with Tembec’s strategy of selling directly to customers and establishing long-term strategic relationships. Sales from the Paper Pulp Segment represented approximately 25% of Tembec’s total consolidated sales in Fiscal 2013.

Fibre Supply

Tembec’s Pulp mills, including the Skookumchuck NBSK pulp mill, procured 834,500 bone dry tonnes of wood chips in Fiscal 2013. Of this amount, approximately 20% was supplied by the Forest Products Segment. The remainder was purchased from third parties under contracts and agreements of various durations.

4.1.4	Paper Segment

The Paper Segment currently consists of two facilities with a total of three paper machines. The mill located in Kapuskasing, Ontario, produces newsprint on two machines. The facility located in Temiscaming, Québec, produces multi-ply coated bleached board on one machine. In Fiscal 2012, Tembec sold its Pine Falls Manitoba Newsprint Mill and related assets. For Fiscal 2013, the Paper Segment generated consolidated sales of $332 million as compared to $346 million in Fiscal 2012, adjusted EBITDA of $25 million in Fiscal 2013 as compared to adjusted EBITDA of $37 million in Fiscal 2012 and operating earnings of $22 million as compared to operating earnings of $35 million in Fiscal 2012.

The following table summarizes the products and current capacity levels of each facility:

Location and Product
Tonnes
Coated Bleached Board
Temiscaming, QC	180,000

Newsprint
Kapuskasing, ON	240,000

Products and Markets

Tembec’s coated bleached board sales’ focus is on lightweight, fully bleached coated board used in commercial printing. Target markets include book cover, directory cover, lightweight premium packaging and coated linerboard. The board is sold primarily in North America through its own sales force located in the U.S. and Canada. Board is also sold to merchants and large commercial printers.

Newsprint is used primarily for the publication of daily newspapers. It is generally considered to be a commodity product, having a uniform definition and few distinct differences. Newsprint demand is driven primarily by the requirements of daily newspapers. Canadian manufacturers of newsprint are very dependent on export markets, particularly the U.S. market. In calendar year 2013, total North American newsprint demand is expected to be approximately 4.5 million tonnes with the U.S. market consuming approximately 3.7 million tonnes. Another 2.0 million tonnes will be shipped to export markets outside North America. U.S. capacity is 2.6 million tonnes while Canadian newsprint capacity is 4.3 million tonnes of the approximate total 6.9 million tonnes of capacity in North America. Tembec’s newsprint capacity represents approximately 3.5% of total North American production capacity.

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The focus of the Paper Segment is the North American market which accounted for 94% of consolidated sales in Fiscal 2013, with the U.S. representing 74% of consolidated sales. For Fiscal 2013, the Paper Segment represented 22% of the Corporation’s consolidated sales.

Fibre Supply

The Paper Segment’s newsprint mill purchased 234,400 bone dry tonnes of virgin fibre in the last fiscal year, of which approximately 81% was internally sourced.

The coated bleached board mill utilizes a combination of chemical kraft high yield pulps to produce a three-ply sheet. During Fiscal 2013, the mill utilized 61,600 tonnes of high-yield pulp supplied by the Temiscaming mill.

4.2	ENVIRONMENTAL AND SOCIAL POLICIES

Tembec is committed to demonstrating responsible stewardship of resources and continuous improvement of its environmental performance. Tembec’s objectives are to:

Maintain compliance with its corporate principles and environmental policy;
Comply with all applicable environmental legislation and continually improve its environmental performance;
Integrate sustainable development into its business and operating plans;
Respond effectively to environmental issues; and
Maintain recognized environmental certifications as required.

Tembec’s environmental policy is available on the Corporation’s website at www.tembec.com.

Environmental Management System:

These objectives have been incorporated into the Tembec Environmental Management System (EMS), which minimizes the impact of manufacturing activities and forest operations on the environment. The EMS is administered in accordance with ISO 14001 standard and Tembec’s specific environmental requirements.

In 2013, a certifiable EMS is in place in our manufacturing and forest operations. Each year, Tembec fully reviews all progress accomplished through its EMS to ensure continuous improvement in its environmental performance.

Every business unit must implement the EMS. Internal audits are conducted on all EMS procedures to ensure compliance with ISO 14001 and Tembec’s environmental requirements. Tembec’s operating pulp manufacturing and Québec forest operations are certified to the ISO 14001 standard. Also, audits are conducted at each site to ensure compliance with all applicable laws and regulations.

Integration of the OHSAS-18001 Health and Safety through the EMS (ISO 14001) Environmental System

The implementation of the OHSAS 18001 Health and Safety Management System continues across Tembec. The majority of our mills continue to maintain the system in place and perform internal audits regularly. Tembec will continue to monitor the implementation for those who are not at 100%.

Environmental Performance

Tembec has developed environmental performance indicators to continually monitor the progress of each of its business units towards the achievement of EMS as well as regulatory standards.

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On the whole, Tembec’s environmental performance is in compliance with statutory and regulatory requirements governing atmospheric emissions, effluent and solid waste. In fact, through its EMS, Tembec exceeds in many cases statutory and regulatory requirements.

Over the years, Tembec has implemented voluntary measures to protect the environment. Since 1990, Tembec has been taking action to significantly reduce its greenhouse gas emissions, and has actively supported and promoted the Kyoto Protocol. Tembec has established specific objectives and targets to reduce energy consumption and greenhouse gas emissions at its mills, and has set goals to improve biomass recovery as a source of energy.

Tembec’s initiatives, including those described above, have already led to significant improvements in its overall environmental performance. Moreover, the implementation of Tembec’s EMS at all sites will ensure continuous improvement of Tembec’s environmental performance in accordance with its strong commitment to environmental protection and sustainable development.

In Fiscal 2013, Tembec spent approximately $5,335,000 on capital projects as part of its commitment to continuously improve its environmental performance as per its policy and to comply with applicable environmental requirements.

Forest Certification

The portfolio of Forest Stewardship Council (“FSC”) forest management certificates held by Tembec in Canada consists of seven certified forests across more than 9.3 million hectares forming a substantial base of certified wood supply for company facilities. Further, Tembec is a partner with other forest industry companies on lands managed by third parties. FSC certification on these lands contributes an additional 1 million hectares of FSC certified forest to Tembec’s wood supply portfolio. As a leader in the achievement of FSC forest certification in Canada, Tembec is active in renewing forest certificates consistent with the five year anniversary date. In 2013, Tembec and the Ministry of Natural Resources in Québec worked collaboratively to maintain FSC certification consistent with the implementation of the new forest regime.

Assessment of external fibre supply sources is guided by Tembec’s Fibre Procurement Policy (2006). Tembec provides evidence of Chain of Custody certification to customers to enable them to produce and label their own products as certified. All of Tembec facilities are linked to a corporate multi-site FSC chain of custody and FSC Controlled Wood system. Several company facilities additionally have Program for Endorsement of Forest Certification (“PEFC”) Chain of Custody (“COC”) certification. These independent third party audited systems ensure Tembec fibre procurement personnel source fibre from known sources with certainty and assurance.

Forest conservation, as an integral component of well managed forests, is a key theme for the Tembec Forest Resources Management (“FRM”) Group. The identification and conservation of habitat of rare, threatened and endangered species is a strong priority across Tembec’s Canadian Boreal operations. Detailed engagement with government, First Nations and environmental organizations regarding the conservation of woodland caribou in Ontario continued in 2013. Tembec, municipal representatives, First Nations and environmental organizations presented a woodland caribou conservation plan to the Ontario government in June 2012. Work to implement this plan will continue through 2014.

Tembec is a signatory to the Canadian Boreal Initiative and the Canadian Boreal Forest Agreement. Both initiatives bring non-government interests together to identify strategies to advance forest conservation initiatives and support world leading forest management practices in the Canadian Boreal forest region. Tembec’s boreal forest tenures are included in the scope of these agreements and Tembec FRM personnel lead Tembec’s participation.

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Advocating for a strengthened integration of Ecosystem-Based Management (“EBM”) principles in forest management is a strong focus for Tembec’s forest management group in Québec. Tembec continued its ongoing involvement in EBM projects in the Abitibi Region of the Boreal Forest and in the Mixed Forest of the Temiscaming Region.

First Nations Policy

As part of sustainable forest management and corporate social responsibility, Tembec recognizes its operations in Canada take place on territories on which Aboriginal People assert rights and interests. Tembec has adopted a First Nations Policy, the purpose of which is to build and maintain relationships with Aboriginal communities located in the vicinity of Tembec’s operations. Tembec’s policy addresses such priorities as capacity building, employment, information-sharing, business relations and measures to harmonize traditional land use and forestry operations.

To accommodate the traditional activities of the communities during forestry planning and operations, Tembec has concluded agreements with many First Nations including, in Ontario, the Missanabie Cree First Nation, the Taykwa Tagamou Nation, the Northeast Superior Regional Chiefs’ Forum (comprised of six First Nations which are the Brunswick House First Nation, the Chapleau Cree First Nation, the Hornepayne First Nation, the Michipicoten First Nation, the Missanabie Cree First Nation and Pic Mobert First Nation), and in Québec, the Timiscaming First Nation, the Wolf Lake First Nation, the Eagle Village First Nation, the Lac Simon First Nation, the Pikogan First Nation and the Long Point First Nation. In addition Tembec and Grand Council of the Cree (Québec) have signed a communication protocol pertaining to the undertaking of Forest Stewardship Council (FSC) certification on the Paix des Braves territory and Tembec and Moose Cree First Nation (Ontario) have a Memorandum of Understanding (MOU) in place. While each agreement is unique, the agreements generally provide for identification of areas of concern, development of measures to harmonize Tembec’s interests with those of aboriginal groups, outline communications protocols and provide dispute resolution processes. Tembec also may provide financial support to assist the community in engaging resource management expertise.

4.3	ENERGY

Tembec is committed to operating energy efficient plants and to making full use of its forest resources. To this end, Tembec converts waste pulping liquors, mill effluent and biomass wastes into renewable energy through various processes. Tembec also plans to further improve its capacity to convert these wastes. In Fiscal 2013, Tembec generated approximately 17,000,000 Gigajoules of renewable energy, which represents approximately 59% of Tembec’s total energy consumption. This includes generating 470,000 MWhrs of electricity, or 23% of our total consumption.

Temiscaming and Kapuskasing

Both the Temiscaming and Kapuskasing mill complexes utilize biomass boilers fired on bark, sawdust and shavings to generate approximately 5.5% of their total electricity consumption.

Chapleau

The Chapleau cogeneration facility sells the bulk of its power to Hydro One. Steam is then fed to the sawmill kilns to dry lumber. The Chapleau cogeneration facility consumes residual biomass from the sawmill and the surrounding region.

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Tartas

The Tartas mill burns both waste sulphite liquor and biomass at its cogeneration facility. Since the commissioning of its new turbine, the Tartas mill has become a net exporter of electricity, generating approximately 83% of its needs.

Other Green Energy

Tembec also converts effluent to energy through two operating anaerobic effluent treatment plants. Current methane consumption is approximately 132,000 GJ/year (Temcell I & II). Commissioning of a third anaerobic effluent installation at the Matane mill is underway and will result in incremental methane generation. Methane is used to offset fossil fuel purchases in pulp dryers. Recovered biomass is also sold to third parties for cogeneration purposes.

4.4	RESEARCH AND DEVELOPMENT

Tembec considers research and development (“R&D”) essential to its growth and to its long-term ability to compete successfully on world markets. Tembec’s mission of minimizing costs and encouraging innovation while protecting the environment is backed by its history of continued research investment. R&D activities are carried out with specialized research centers, Canadian and foreign universities, strategic equipment and technology developers, in conjunction with in-house development and trials. The R&D thrust is a crucial aspect of Tembec’s activities, enabling Tembec to continue meeting its customers and other key stakeholders’ ever-growing expectations. Recent research efforts have been focused on further enhancing Tembec’s already sound environmental practices, improving delivered fiber costs, developing value-added products and exploiting waste to energy opportunities.

4.5	COMPETITION

The lumber, pulp and paper industries are essentially commodity markets in which producers compete primarily on the basis of price. In addition, since the majority of Tembec’s lumber, pulp and paper production is directed to export markets, it competes on a worldwide basis against many producers with approximately the same or larger capacity. In export markets, Tembec generally competes with U.S., Latin American, Asian and Scandinavian producers. Some of Tembec’s competitors have lower energy and labor costs and fewer environmental and governmental regulations to comply with than Tembec does. Others are larger in size, allowing them to achieve greater economies of scale. Also, some of Tembec’s foreign competitors may benefit from incentives given by foreign governments, which may ultimately adversely affect Tembec’s competitive position.

4.6	RISK FACTORS

The following information is a summary of certain risk factors relating to the business of Tembec and is qualified in its entirety by reference to, and must be read in conjunction with, information appearing elsewhere in this AIF and in the 2013 MD&A.

Demand and prices for Tembec’s products are cyclical, which could have a material adverse effect on its business, financial condition and results of operations.

Demand and prices for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity increases, periods of decreased demand due to generally reduced economic activity or product-specific activity, inventory de-stocking by customers and fluctuations in currency exchange rates. Tembec has in the past, and may in the future, decide to schedule production curtailments and shutdowns as a result of weak economic conditions, reduced demand for its products, lack of economically viable fibre, declining demand for newsprint, reduced market prices and other factors. If global economic conditions were to deteriorate in the future, prolonged curtailments of production or extended shutdowns could have a material adverse effect on its business, financial condition and results of operations. In addition, the relatively high fixed cost component of certain manufacturing processes, specifically in pulp and paper, requires producers to operate facilities with target efficiency in the 80-85% range even when demand is not sufficient to absorb all of the output. This excess production may saturate the market and have a negative impact on product prices, further increasing the inherent cyclicality of the industry.

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Tembec does not currently engage in hedging transactions to mitigate the impact of price volatility. However, even if Tembec were to engage in hedging transactions, there can be no assurance that such transactions would eliminate the risks of demand and price cyclicality and their impact on Tembec’s business, financial condition and results of operations.

Tembec is exposed to the risk of exchange rate fluctuations.

Revenues for most of Tembec’s products are affected by fluctuations in the relative exchange rates of the U.S. dollar and the euro as compared to the Canadian dollar. The prices for many of Tembec’s products, including those that Tembec sells in Canada and Europe, are generally driven by prices referenced in U.S. dollars. Tembec generates approximately 900 million of U.S. dollar denominated sales annually from its Canadian operations. As a result, any decrease in the value of the U.S. dollar and the euro relative to the Canadian dollar reduces the amount of revenues Tembec realizes on its sales in local currency. In addition, because Tembec’s business units purchase the majority of their production materials in local currency, fluctuations in foreign exchange rates can significantly affect a unit’s relative profitability when compared to competing manufacturing sites in other currency jurisdictions.

Direct U.S. dollar purchases of raw materials, supplies and services provide a partial offset to the impact of exchange rate fluctuations on sales. To further reduce the risks associated with exchange rate fluctuations, Tembec has a policy which permits hedging up to 50% of its anticipated U.S. dollar receipts for up to 36 months in duration. Notwithstanding such policy, Tembec does not currently engage in hedging transactions to mitigate the impact of exchange rate fluctuations. However, if Tembec were to engage in such transactions, there can be no assurance that it will be able to do so on commercially reasonable terms or at all, or that such transactions will reduce the risks associated with such fluctuations.

The availability of, and prices for, wood fibre significantly impact Tembec’s business.

Fibre is the most important raw material for the production of wood products, pulp and paper. Regulatory developments and environmental litigation have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada, thereby increasing prices for alternative sources of wood fibre. The availability of harvested timber may further be limited by natural and man-made events. In addition, future domestic or foreign legislation, litigation advanced by Aboriginal groups and litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest diversity and the response to and prevention of wildfires could also affect timber supplies.

In Canada, virgin fibre or timber is sourced primarily from Crown lands. In fiscal 2013, approximately 95% of Tembec’s virgin fibre and timber requirements were sourced from Crown lands. Tembec’s current agreements with provincial authorities grant timber tenure for terms varying from 5 to 25 years and may be subject to renewals every five years. These agreements contain commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. The price and availability of Tembec’s fibre depends, in large part, on Tembec’s ability to replace or renew these agreements on acceptable terms or enter into acceptable alternative fibre supply arrangements with provincial authorities. The terms of any replacement, renewal or alternative arrangement are based on legislative and regulatory provisions as well as governmental policy. Therefore, changes in legislation, regulatory regimes or policy in the provinces in which Tembec operates, may reduce the availability of fibre and increase costs through the imposition of additional and more stringent harvesting, rehabilitation and silvicultural standards or the alteration of fee structures. There can be no assurance that Tembec’s agreements with provincial authorities for the supply of fibre will be renewed, extended or replaced in the future on acceptable terms, or at all, or that the amount of timber that Tembec is allowed to harvest will not decrease.

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Additionally, evolving tenure legislation and regulation may have an impact on Tembec’s access to fibre. The province of British Columbia reformed its forest tenure regime in 2006 and, in July 2010 implemented a timber pricing mechanism by which stumpage fees increasingly resemble a market pricing system. This system may exert upward pressure on timber pricing in the mid-term, thereby reducing profitability. Similarly, the Province of Québec recently reformed its tenure regime. In Québec, pursuant to this new tenure regime, contracted harvest volumes have been reduced by approximately 25% with such volume, being reallocated to a timber marketing board for sale on the open market and socio-economic development projects. Also, Québec’s new regime removes from commercial parties, such as Tembec, authority over forest planning and harvesting. Accordingly, Tembec may be unable to ensure that the fibre processed at its Québec mills benefits from its current certifications, such as those provided by the Canadian Forest Stewardship Council, or FSC.

The Province of Ontario also recently reformed its tenure system with amendments that came into force in June 2011, but that will only be implemented over the next five to seven years. Similar to the Québec regime, in Ontario, new local Crown corporations (Local Forest Management Corporations) will manage forest planning and market harvesting rights and enhanced sustainability. Forest Licenses to manage Crown forests may be issued to corporations formed by groups of mills and/or harvester companies. Ontario is also moving towards a timber pricing system driven by competitive markets. Availability of fibre and prices could be materially affected by forest tenure reform in the provinces of British Columbia, Québec and Ontario. It is too early to assess these and other possible effects of the reforms in British Columbia, Québec and Ontario. To the extent the availability of fibre from Crown lands is insufficient, Tembec will be required to increase its purchases of fibre on the open market. Further, even if sufficient fibre is available from these Crown lands, there can be no assurance that fibre will be available at prices that will allow Tembec to operate its mills at desired and/or profitable levels of production.

In addition to sourcing its fibre requirements from Crown lands, Tembec also sources a significant amount of fibre by purchasing from third parties pursuant to contracts and agreements of various durations and on the open market. Tembec’s dependence on external sources of fibre could increase materially in the future as a result of, among other things, the factors discussed above, which may limit the availability of timber Tembec harvests from Crown lands. Fibre is a commodity and prices historically have been cyclical. Fibre pricing is also subject to regional market influences, and Tembec’s cost of fibre may increase in particular regions in which it operates due to market shifts in those regions. Tembec’s more geographically diversified competitors may not be affected to the same degree by such regional price volatility. Any sustained increase in fibre prices, whether sourced from Crown lands or from third parties, could materially increase Tembec’s operating costs and thereby materially reduce Tembec’s operating margins to the extent that Tembec cannot pass through equivalent increases in the prices for its products to its customers. Additionally, if one or more of Tembec’s major suppliers of fibre stops selling to Tembec, Tembec’s financial condition and operating results may suffer.

Tembec is dependent on the supply of certain raw materials.

As noted above, Tembec depends on the supply of fibre. Tembec also depends on the supply of other raw materials used in its production facilities, including certain chemicals. Any disruption in the supply of any of these raw materials could affect Tembec’s ability to manufacture its products and meet customer demand in a timely manner, which could thereby harm Tembec’s reputation and its results of operations. In addition, any material increase in the cost of these raw materials could have a negative impact on Tembec’s profitability.

In addition, natural and man-made events, including forest fires, adverse weather conditions, insect infestation, tree disease, ice storms, prolonged drought, flooding, periodically affect the industry in which Tembec operates.

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The occurrence of any of these events could have a material adverse effect on the availability of, and could significantly increase prices for, raw materials.

Tembec relies heavily on third parties, typically railroads or trucks, to transport its manufactured products and to deliver the necessary raw materials for its production processes. If any of Tembec’s transportation providers were to fail to deliver these raw materials or manufactured products in a timely manner and Tembec were unable to find a comparable transportation provider in a timely manner, its reputation and customer relationships could be adversely affected, and it may be unable to sell such products at full value, or at all. In addition, if any of Tembec’s transportation providers were to cease operations or cease doing business with Tembec, it may be unable to replace them at a reasonable cost.

Reductions in the availability of energy supplies or an increase in energy costs may increase Tembec’s operating costs.

Tembec is affected by the cost of natural gas and electricity. Natural gas and electricity are important components of mill costs, especially for high-yield pulp mills, newsprint and paper mills. For fiscal 2013, purchased energy costs totalled approximately $94 million, 50% of which was electricity, which accounted for 8% of the total cost of sales. The price and availability of natural gas and electricity are influenced by a number of factors that are often beyond Tembec’s control, including mechanical failures, weather, political factors and unanticipated or sudden increases in demand. While Tembec purchases electricity primarily from large public utilities at rates set by regulatory bodies, in certain other jurisdictions, electricity is deregulated, which can lead to greater price volatility.

Tembec purchases its electricity, natural gas and other fossil fuel requirements at market rates. To mitigate the effect of price fluctuations on its financial performance, Tembec employs several tactics, including securing longer term supply agreements and operational curtailments in periods of high prices. Tembec does not currently hold any electricity or natural gas derivative commodity contracts. If Tembec is unable to continue to purchase its natural gas and electricity requirements for its operations on commercially reasonable terms, Tembec’s operations could be disrupted and its business, financial condition and results of operations could be materially adversely affected.

Tembec may not be able to successfully renegotiate its collective agreements with its unionized employees, which could affect its labor costs and operations.

As of September 28, 2013, Tembec had approximately 2,700 hourly paid employees covered by collective agreements. Collective agreements governing approximately 875 unionized employees will be under negotiation in the next fiscal year. There is a risk, however, that Tembec may not be able to negotiate collective agreements on acceptable terms. If Tembec is not able to renegotiate its collective agreements, it could face a strike or work stoppage or be obligated to pay higher wages and more benefits to union members. Any disruption in the operations of Tembec or higher ongoing labor costs could have a material adverse effect on its business, financial condition and results of operations.

Furthermore, at many of Tembec’s facilities, as well as those of the North American industry as a whole, reductions in employment levels due to technological and process improvements have resulted in a workforce with longer average years of service. This increases the cost of pensions and benefits.

Tembec is subject to the risk of substantial environmental liability and limitations on its operations brought about by the requirements of environmental laws and regulations.

Tembec is subject to various federal, state, provincial and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous materials and waste handling and disposal, forestry operations, endangered species, landfill operation and closure, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. While Tembec believes that its facilities are and will continue to be in material compliance with all applicable environmental laws and regulations, the risks of substantial additional costs and liabilities related to compliance with such laws and regulations are an inherent part of its business.

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(i)	Marathon Pulp Inc.

Tembec Industries was subject to a number of orders issued by the Ministry of the Environment (Ontario) (“MOE”) in connection with the operation of a mill located in Marathon, Ontario, owned by Marathon Pulp Inc. (“MPI”). MPI, formerly a joint venture between Tembec Industries and Kruger Inc., filed a notice of intention to make a proposal under the Canada Bankruptcy and Insolvency Act in February 2009. MPI was deemed bankrupt in March of that year. The MOE issued the orders primarily on the alleged ground that Tembec Industries had management and control of the site or business of MPI at the site (“MPI Site”). The orders compelled Tembec Industries to, among other matters, safeguard the MPI Site from immediate environmental harm; to monitor, record and report on contamination at the MPI Site; to develop and execute plans to close waste disposal sites and an industrial lagoon; to remediate existing contamination at the MPI Site; to address mercury and polychlorinated biphenyls contaminated sediments in the harbour ("Harbour") adjacent to the MPI Site; and to provide financial assurance of approximately $4.8 million for the performance of the work.

Tembec Industries appealed the MOE orders to the Environmental Review Tribunal ("ERT") and vigorously contested the MOE orders. Tembec Industries sought stays of the MOE orders pending the hearing of the appeals, but the ERT was only able to grant partial stays. Tembec Industries was compelled to comply with the unstayed portions of the MOE orders. As of September 2013, Tembec Industries has spent a total of $17 million to effect this compliance, including legal costs and a provision for future site remediation obligations.

On September 7, 2011, Tembec Industries, without admission of liability, reached a settlement with the MOE regarding the MPI Site and the Harbour, which remained subject to a certain number of conditions, all of which were met by December 23, 2011. Other parties to the settlement included Ball Packaging Products Canada Corp. (“Ball”) and Georgia Pacific LLC (“GP”), two corporations with previous involvement at the MPI Site. The settlement contemplated (i) financial contribution by Ball and GP towards remediation work regarding the Harbour and the MPI Site, and (ii) the undertaking by Tembec Industries to develop and implement remediation and closure plans in connection with specifically identified environmental concerns and facilities and to conduct ongoing monitoring activities. Tembec Industries also agreed to effect periodic monitoring activities for a period of up to 25 years. Annual monitoring costs are not expected to be material.

In Fiscal 2013, a court ordered that ownership of the MPI site, including the mill, lands and related assets, be vested in SSPM Pontiac L.P. (“SSPM”). As part of this transaction, SSPM undertakes to implement all required remediation and closure work on the MPI site, to assume all liabilities and obligations arising from or relating to the MPI Site and to provide financial assurance to the MOE. Closing is expected to occur in the first quarter of Fiscal 2014, at which time registration of SSPM’s ownership will be registered against title to the Mill Site. Also, as part of this transaction, the MOE will release the financial assurance of approximately $4.8 million that Tembec Industries had posted with the MOE for the performance of the remediation work. In the event that conditions surface which are not contemplated in the settlement agreement, any or all of Tembec, Ball and GP could be exposed to additional expenses. Such further expenses could have a material adverse effect on Tembec’s business, financial condition and results of operations.

(ii)	Other Environmental Matters

In addition to costs and liabilities relating to compliance with environmental laws and regulations, Tembec could become liable for environmental conditions at sites where it is currently operating, sites it formerly owned or operated and sites at which its wastes have been disposed. Tembec’s operations produce wastes, including hazardous waste, which must be properly disposed of under applicable environmental laws. These laws can impose clean up liability on generators of hazardous waste and other substances that are shipped off-site for disposal, regardless of fault or the legality of the disposal activities. Other laws may require Tembec to investigate and remediate contamination at its properties, including contamination that was caused in whole or in part by third parties. While Tembec believes that it can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within its budgeted cost estimates, it is possible that such compliance will prove to be more limiting and costly than anticipated as new laws, more stringent enforcement of existing requirements, or discovery of currently unknown conditions could result in additional costs and limitations on Tembec’s operations.

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In addition to potential clean up liability, Tembec may become subject to enforcement actions and sanctions and substantial monetary fines and penalties for violations of applicable laws, regulations or administrative conditions. Tembec may also be subject from time to time to legal proceedings brought by private parties or governmental agencies with respect to environmental matters, including matters involving alleged property damage or personal injury.

Future greenhouse gas/carbon legislation or regulations could increase Tembec’s costs of compliance with environmental laws and regulations.

The federal government of Canada has indicated its intent to regulate priority air pollutants and greenhouse gases (“GHGs”) under the Canada Clean Air Act and the Canadian Environmental Protection Act. The forest products sector is expected to be one of the targeted sectors for regulation under both acts. The priority air pollutants include particulate matter, sulphur oxides (“SOx”) and greenhouse gases. Under the proposed targets, Tembec’s mills may be required to reduce air pollutants, such as particulate matter, SOx emissions and GHGs. The cost of making any such reductions is currently unknown. Québec has already passed legislation establishing frameworks to reduce GHGs through cap-and-trade systems. Only the Corporation’s Temiscaming site in Québec is subject to these new regulatory standards. Additionally, Canadian federal laws and the laws of the provinces of Québec, Ontario and British Columbia already impose mandatory GHG reporting requirements on facilities that emit carbon dioxide equivalent (“CO2e”) beyond certain thresholds.

Certain provinces have also implemented carbon taxes. In British Columbia, the carbon tax is a consumer tax imposed on all businesses and individuals who purchase or use fuel in the province, or burn combustibles for heat or energy. The tax rates, from July 1, 2012 to June 30, 2013, are based on $25 per tonne of CO2 emissions from the combustion of each fuel. The tax rate increased by $5 per tonne and is now $30 per tonne. Québec introduced a carbon tax in 2007, although at a smaller rate, requiring energy producers, distributors and refiners in the province to pay about $200-million a year in taxes until 2013. In 2013, the Temiscaming site in Québec should not be subject to the carbon tax; however, it will fall under the new cap and trade regime at a cost roughly equivalent to the old carbon tax.

The enactment of Canadian federal and other provincial climate change regulation may depend on regulatory initiatives undertaken in the United States. The United States has indicated its intention to introduce environmental legislation and/or regulation and implement policies to reduce GHG emissions. The U.S. Environmental Protection Agency (the “EPA”) issued a rule that requires monitoring and reporting of GHG emissions annually by operators of large emitters. The EPA also issued a final rule regulating GHG emissions from new and modified large sources of GHG. However, since the U.S. Congress has not enacted a cap-and-trade program, the Canadian government has followed suit and no emission caps are expected in the near future. It is too early to determine the overall impact that U.S. and Canadian federal or provincial regulations and/or initiatives will have on Tembec when they come into effect.

Additional regulatory initiatives may be implemented in other jurisdictions to address GHG emissions and other climate-change-related concerns. If such initiatives are implemented and to the extent Tembec operates or offers its products for sale in affected jurisdictions, it may be required to incur additional capital expenditures, operating costs or mitigating expenses, such as carbon taxes or other charges, to comply with any such initiatives. Tembec cannot assure that the increased costs associated with compliance of future environmental laws and regulations will not have a material adverse effect on its business, financial condition and results of operations.

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Significant capital expenditures requirements could have an adverse impact on Tembec’s business, financial condition and results of operations.

The production of lumber, pulp and paper is capital intensive. The Corporation estimates that it must invest approximately $35 million to $40 million per year on capital expenditures to avoid degradation of its current operations. As the majority of the funding is provided by cash flow from operations, there can be no assurance that the funds will be available to meet all of the Corporation’s capital expenditure needs. Failure to reinvest can lead to older equipment that is less productive, less reliable and more costly to maintain and operate. The risk of technological obsolescence also increases. Capital expenditure projects can be large in scale, requiring the Corporation to maintain and/or acquire expertise in the design, planning and execution of major capital projects. There are inherent risks in the capital expenditure process, including the potential for project cost overruns, new equipment that does not perform to anticipated or projected levels, a lengthy start-up period and disruptions to normal operations. Due to relatively low operating cash flow generation over the last several years, the Corporation has limited capital expenditures. This has led to a “backlog” of capital expenditure projects in many operating facilities. Failure by the Corporation to proceed with the capital expenditures necessary to avoid a degradation of its current operations could have an adverse impact on the Corporation’s business, financial condition and results of operations.

Project Risk

The Corporation is undertaking an energy investment, the Project, which was initially estimated at $190 million, but was revised to $235 million in Fiscal 2013, for the installation of a high pressure liquor recovery boiler and a steam turbo-generator, which will result in the production of an additional 35 megawatts of electricity on average. The Corporation entered into a Power Purchase Agreement with Hydro Québec as part of the investment. Part of the Project will be financed with $132.8 million of new debt, which consists of $92.8 million in loans from Investissement Québec and a $40 million loan from IPD.

These Project related credit facilities contain terms and conditions specific to the Project, including Project completion commitments. If general economic conditions were to deteriorate significantly or if the Corporation was unable to meet the terms of the new Project related credit facilities, or if future operating performance is significantly below expectations, the Corporation may have to reduce or defer its capital expenditure plans, including the Project, which could have an adverse impact on Tembec’s business, financial condition and results of operations.

Restrictions on trade through tariffs, quotas or other trade barriers could adversely affect the ability of Tembec to access markets outside Canada.

Tembec’s financial results are highly dependent on its ability to sell its products outside of Canada. Although Tembec’s manufacturing operations are located primarily in Canada, sales to the Canadian market represented only 19% of its consolidated sales in fiscal 2013. Tariffs, quotas and other trade barriers that reduce or prohibit the movement of Tembec’s products across international borders constitute an ongoing significant risk.

Since October 12, 2006, as a result of the Softwood Lumber Agreement, all Tembec’s sawmills are subject to an export tax on shipments to the U.S., while Québec and Ontario sawmills are also subject to an export quota. Effective October 12, 2006, Tembec’s Québec and Ontario sawmills became subject to a combination of export taxes and volume restraints or quotas that vary depending on the option selected by individual Canadian provinces. Tembec’s eastern Canadian sawmills, located in Québec and Ontario, were subject to export quota limitations. Additionally, Tembec’s Ontario sawmills were subject to an average export tax of 1.3% in fiscal 2013. Tembec’s Québec sawmills were subject to an average export tax of 3.8% . The difference in tax rate is an account of an adverse arbitration award that came into effect in March 2011. The tax and quotas may adversely affect Tembec’s competitive cost position. China has recently imposed antidumping duties on viscose grade pulp imports. The impact of these duties on Tembec’s ability to access the Chinese market is still being assessed as of the date of this AIF.

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If new tariffs or quotas are created, or if existing tariffs increase or quotas decrease, there can be no assurance that Tembec will be able to effectively access foreign markets, which could have a material adverse effect on Tembec’s volume of sales and financial results.

Tembec’s substantial debt could adversely affect its financial condition and prevent it from fulfilling its obligations under its outstanding indebtedness.

Tembec has a substantial amount of debt, which requires significant interest and principal payments. There is no assurance that Tembec’s business will generate sufficient cash flow from operations in the future to service Tembec’s debt and meet its other ongoing obligations.

Tembec’s principal term debt does not require periodic payments for principal amortization. As the entire principal amount of US$305 million will become due in December 2018, it is possible Tembec will not have the required funds/liquidity to repay the principal due. Tembec may require access to the public or private debt markets to issue new debt instruments to replace or partially replace the existing term loan. There is no assurance that Tembec will be able to refinance this loan on commercially acceptable terms.

The credit agreements covering Tembec’s revolving and term debt contain terms and conditions that may limit management’s ability to act in certain circumstances. This may place restrictions on Tembec’s ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. A failure to comply with the obligations contained in the credit agreements governing Tembec’s debt could result in acceleration of the related debt and acceleration of debt under other instruments that contain cross acceleration or cross default provisions.

Significant changes in pension fund investment performance or assumptions relating to pension costs, as well as increased funding contributions, may have a material effect on Tembec’s pension obligations, the funded status of its pension plans and its pension costs.

The funded status of Tembec’s pension plans is dependent upon many factors, including changes to the level of benefits provided by the plans, the future performance of assets set aside in trusts for these plans, the level of interest rates used to determine obligations and minimum funding levels, actuarial assumptions and any changes in governmental laws and regulations. Declines in the market value of the securities and other investments held by the plans and changes in interest rates could materially reduce the funded status of the plans and affect the level of pension expense and required contributions.

Tembec may not have adequate insurance for potential liabilities.

Tembec maintains insurance to cover many of its potential losses, and it is subject to various self-retentions and deductibles under its insurance. Actual or claimed defects in the products Tembec distributes may give rise to claims against it for losses and expose it to claims for damages. Tembec’s insurance may be inadequate or unavailable to protect it in the event of a claim or its insurance coverage may be cancelled or otherwise terminated. Tembec faces the following additional risks under its insurance coverage: (i) it may not be able to continue to obtain insurance on commercially reasonable terms or at all; (ii) it may be faced with types of liabilities that will not be covered by its insurance, such as damages from environmental contamination or terrorist attacks; (iii) the dollar amount of any liabilities may exceed its policy limits; and (iv) it may incur losses from interruption of its business that exceed its insurance coverage.

In addition, in the ordinary course of business, Tembec becomes the subject of various claims, lawsuits and administrative proceedings seeking damages or other remedies concerning its commercial operations, products, employees and other matters, including occasional claims by individuals alleging exposure to hazardous materials as a result of its products or operations. Some of these claims relate to the activities of businesses that Tembec has sold, and some relate to the activities of businesses that Tembec has acquired, even though these activities may have occurred prior to the acquisition of such businesses. Even a partially uninsured claim, if successful and of significant size, could have a material adverse effect on Tembec’s business, financial condition and results of operations. To mitigate risk associated with insurance coverage, Tembec reviews its strategy annually and assesses the various insurance products available to achieve better coverage at the lowest cost possible.

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Aboriginal land claims may affect Tembec’s operations.

Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest. Canadian courts have recognized that aboriginal people may possess rights in respect of land used or occupied by their ancestors and have encouraged the federal and provincial governments and aboriginal people to resolve rights claims through the negotiation of treaties.

Tembec operates in territories in which aboriginal people assert rights and interests. To accommodate the traditional activities of the communities during forestry planning and operations, Tembec has concluded agreements with many First Nations including, in Ontario, the Missanabie Cree First Nation, the Taykwa Tagamou Nation, the Northeast Superior Regional Chiefs’ Forum (comprised of six First Nations which are the Brunswick House First Nation, the Chapleau Cree First Nation, the Hornepayne First Nation, the Michipicoten First Nation, the Missanabie Cree First Nation and Pic Mobert First Nation), and in Québec, the Timiscaming First Nation, the Wolf Lake First Nation, the Eagle Village First Nation, the Lac Simon First Nation, the Pikogan First Nation and the Long Point First Nation. In addition Tembec and Grand Council of the Cree (Québec) have a signed a communication protocol pertaining to the undertaking of Forest Stewardship Council (FSC) certification on the Paix des Braves territory and Tembec and Moose Cree First Nation have a Memorandum of Understanding (MOU) in place. While each agreement is unique, the agreements generally provide for identification of areas of concern, development of measures to harmonize Tembec’s interests with those of aboriginal groups, outline communications protocols and provide dispute resolution processes. Tembec also may provide financial support to assist the community in engaging resource management expertise.

Tembec cannot predict whether future aboriginal land claims will affect its ability to harvest timber from its current sources, or its ability to renew or secure other sources in the future. Furthermore, any failure to reach an agreement, conflict or disagreement with an aboriginal group could have a material adverse effect on its operations.

ITEM 5 -	DIVIDENDS

The Corporation has not paid dividends on any of its shares since its incorporation. There is currently no restriction preventing the Corporation from paying dividends, other than as described below, nor any specific dividend policy. The Corporation is essentially dependent on its operating subsidiaries to generate the funds required for any dividend payment. The indenture dated as of August 17, 2010 (“Indenture”) which governs the 2018 Senior Secured Notes contains certain restrictions on the payment of dividends. Reference is made to the section on Limitation on Restricted Payments of the Indenture, which was filed on SEDAR on August 27, 2010 and may be found at www.sedar.com. The ABL Facility (as this expression is defined under Item 11 below) also contains certain restrictions on the payment of dividends. Reference is made to the Restrictive Payments section of the ABL Facility, which was filed on SEDAR and may be found at www.sedar.com.

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ITEM 6 -	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

6.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of common shares and an unlimited number of Class A preferred shares.

The holders of common shares are entitled to one vote for each common share held, at any meeting of shareholders of the Corporation, other than meetings of the holders of another class of shares, and to receive dividends and to share in the remaining properties and assets in the event of liquidation, dissolution or winding up of the Corporation.

As at December 16, 2013, there were 100,000,000 common shares issued and outstanding. The Class A preferred shares may be issued in one or more series, each series to consist of such number of shares as may be fixed by the board of directors of the Corporation. The Board may further fix the designation, rights, privileges, instructions and conditions attaching to, each series of preferred shares including, without limitation, any voting rights, dividends, terms and conditions of redemption, purchase and conversion or other provisions. As at December 16, 2013, there were no preferred shares issued or outstanding.

6.2	RATINGS

Pursuant to the previously noted issuance of the 2018 Senior Secured Notes, Moody’s Investors Service, Inc. (Moody’s) assigned a B3 rating to the 2018 Senior Secured Notes t and the same level for the Corporation’s corporate credit rating. Standard and Poor’s (S&P) assigned a Long Term Issuer Credit Rating of B- to the 2018 Senior Secured Notes as well as to the Corporation’s corporate credit rating. On February 15, 2013, S&P downgraded its rating to CCC+ and changed the outlook to “Developing”. On February 8, 2013, Moody’s changed its outlook from “stable” to “negative”.

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody’s rating system, an obligation rated B3 is considered to be speculative and is subject to high credit risk. Moody applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest qualities of such securities rated. According to the S&P’s rating system, an obligation rated CCC is: “currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.” The ratings from AA to CCC may be modified by the addition of a + or – sign to show relative standing within the major rating categories.

Moody’s also assigns Speculative Grade Liquidity Ratings (“SGL ratings”) to corporations having a long term speculative rating. These SGL ratings are opinions of an issuer’s ability to generate cash from internal sources and the availability from external sources of committed financing, in relation to its cash obligations over the coming 12 months. It is on a scale between SGL-1 (the best) and SGL-4 (the worst). Moody’s assigned the Corporation a SGL-2 rating. According to Moody’s rating system, “issuers rated SGL-2 possess good liquidity; they are likely to meet their obligations over the coming 12 months through internal resources but may rely on external sources of committed financing. The issuer’s ability to access committed sources of financing is highly likely based on Moody’s evaluation of near-term covenant compliance.”

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The credit ratings assigned to the Corporation by the rating agencies are not a recommendation to buy, sell or hold securities of the Corporation and may be subject to revision or withdrawal at any time by the credit rating agencies.

ITEM 7 -	MARKET FOR SECURITIES OF THE CORPORATION

The Corporation’s common shares are listed on the Toronto Stock Exchange under the symbol “TMB”. The following table sets forth the market price range, in Canadian dollars, and trading volumes of the Corporation’s common shares on the Toronto Stock Exchange each month since September 29, 2012.

COMMON SHARES
Fiscal Year from
September 29, 2012
to			Close	Trading
September 28, 2013	High	Low	Price	Volumes

October 2012	2.57	2.05	2.26	2,671,009
November 2012	2.52	1.70	2.26	4,837,829
December 2012	3.03	2.13	3.00	3,736,118
January 2013	3.36	2.70	2.94	4,297,720
February 2013	3.10	2.89	3.01	3,741,306
March 2013	3.60	3.00	3.30	2,775,423
April 2013	3.56	2.70	3.38	2,548,208
May 2013	3.47	2.73	2.80	2,105,845
June 2013	3.03	2.51	2.67	1,083,415
July 2013	2.87	2.29	2.38	1,967,246
August 2013	2.52	2.20	2.40	834,556
Sept. 1 to 28, 2013	2.65	2.36	2.41	477,550

ITEM 8 -	DIRECTORS AND OFFICERS

The directors of the Corporation (the “Directors”) are elected annually to hold office until the next annual meeting or until a successor is elected or appointed.

8.1	INFORMATION CONCERNING DIRECTORS

The Board of Directors of the Corporation is composed of 11 members. The chairman of the Board and the majority of Directors and members of Board committees are independent, except for the Environment, Health & Safety Committee, which is composed of four members, two of which are independent and two who are not considered independent, namely, Mr. James M. Lopez (the President and Chief Executive Officer of the Corporation) and Mr. Michel J. Dumas (Executive Vice President, Finance and Chief Financial Officer of the Corporation).

Set forth below is information pertaining to the Directors of the Corporation based on data furnished by the Directors. The information with respect to ownership of common shares includes those shares for which such persons have voting power or investment power. Voting power and investment power are not shared with others unless specifically stated. All holdings information presented below is given as of September 28, 2013.

NORMAN M. BETTS, New Brunswick (Canada). Mr. Betts is an Associate Professor at the Faculty of Business Administration, University of New Brunswick. He is also the former Finance Minister and Minister of Business with the Province of New Brunswick. Mr. Betts chairs the audit committees of Tanzanian Royalty Exploration Corp., Adex Mining Inc. and 49 North Resources Inc.

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Mr. Betts was a Director of Former Tembec from January 2005 until February 29, 2008 and is a Director of the Corporation since February 29, 2008. He serves as chairman of the Audit Committee and Member of the Capital Expenditure Committee2.

Mr. Betts owns 146 common shares, 258 stock options and 118,618 vested deferred share units related to common shares of the Corporation.

JAMES E. BRUMM, New York (United States of America). Currently, Mr. Brumm is President of Glastonbury Commons, Ltd., a consulting firm. He is also an Advisor to Mitsubishi Corporation of Japan. At Mitsubishi International Corporation (MIC), the North American subsidiary of Mitsubishi Corporation, Mr. Brumm previously served as Executive Vice President and General Counsel and served as a Director of both MIC and its parent company Mitsubishi Corporation. Mr. Brumm is a member of the Boards of Visitors of Columbia University Law School and and is a board member of First Peoples Worldwide, an organization supporting indigenous peoples communities. Mr. Brumm is also Vice Chair of the board The International Crane Foundation.

Mr. Brumm was a Director of Former Tembec from April 1999 until February 29, 2008 and is a director of the Corporation since February 29, 2008. He serves as member of the Corporate Governance and Human Resources Committee.

Mr. Brumm owns 2,263 common shares, 3,121 stock options, and 117,098 vested deferred share units related to common shares of the Corporation.

JAMES N. CHAPMAN, Connecticut (United States of America). Mr. Chapman is non-executive Advisory Director of SkyWorks Capital, LLC, an aircraft management services company, which he joined in December 2004. Prior to SkyWorks, he was associated with Regiment Capital Advisors, LP, an investment advisor based in Boston specializing in high yield investments, which he joined in January 2003. Mr. Chapman serves as a member of the board of directors of the public companies AerCap Holdings NV and Tower International, Inc. In addition, Mr. Chapman is a member of the board of directors of some private companies. Mr. Chapman was a director of Anchor Glass Container Corporation from August 2002 to March 2006, as well as Chrysler LLC from September 2007 to April 2009 and American Media Inc. from March 2009 to January 2011.

Mr. Chapman has been a Director of the Corporation since February 29, 2008 and serves as a member of the Corporate Governance and Human Resources Committee, as well as the Special Committee for Strategic Purposes.

Mr. Chapman owns 0 common shares, 0 stock options, and 116,264 vested deferred share units of the Corporation.

JAMES V. CONTINENZA, Minnesota (United States of America). Mr. Continenza is currently Chairman of the Board of Eastman Kodak Company and has served in senior leadership roles at a number of companies. Mr. Continenza currently serves on the boards of directors of The Berry Company, LLC, Blaze Recycling, LLC, Neff Rental, LLC, Portola Packaging, Inc., Southwest Georgia Ethanol, LLC, and previously served on the boards of directors of Anchor Glass Container Corp, Inc., Arch Wireless, Inc., Hawkeye Renewables, LLC, MAXIM Crane Works, Inc., Microcell Telecommunications, Inc., Rath Gibson, Inc., Rural Cellular Corp, Inc., and U.S. Mobility, Inc.

_____________________________
2 The Capital Expenditure Committee was dissolved on November 21, 2013.

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Mr. Continenza has been a Director of the Corporation since February 29, 2008 and serves as a member of the Corporate Governance and Human Resources Committee, the Special Committee for Strategic Purposes, as well as the Capital Expenditure Committee3.

Mr. Continenza owns 0 common shares, 0 stock options, and 323,240 vested deferred share units of the Corporation.

MICHEL J. DUMAS, Ontario (Canada). Mr. Dumas was named Executive Vice President, Finance and Chief Financial Officer of the Corporation in 1997. Mr. Dumas joined the Corporation in 1985 as Controller for the high-yield pulp mill in Temiscaming, Québec. In 1991, he became Vice President, Finance and Chief Financial Officer of Spruce Falls Inc., an affiliate of the Corporation. Mr. Dumas has also acted as a Director of various subsidiaries of the Corporation.

Mr. Dumas has been a Director of the Corporation since January 27, 2011 and is a member of the Environment, Health & Safety Committee.

Mr. Dumas owns 61,653 common shares, 13,542 stock options and 110,169 deferred share units of the Corporation.

JACQUES LEDUC, Québec (Canada). Mr. Leduc is a Director of Terrestar Corporation since April 2006. He is a co-founder and managing partner of Trio Capital Inc., a private equity and venture capital firm that he started in January 2006, which invests primarily in telecommunications and new media. He is also Chief Financial Officer and Treasurer of Terrestar Solutions Inc. since November 2009. He served as Chief Financial Officer of Microcell Telecommunications Inc., a nationwide wireless operator in Canada from February 2001 through November 2004, and as Vice President Finance and Director Corporate Planning from January 1995 to February 2001. Mr. Leduc is a Chartered Accountant.

Mr. Leduc has been a Director of the Corporation since January 27, 2011 and is a member of the Audit Committee and Chairman of the Capital Expenditure Committee4.

Mr. Leduc owns 0 common shares, 0 stock options, and 47,912 vested deferred share units of the Corporation.

JAMES M. LOPEZ, Ontario (Canada). Mr. Lopez was appointed President and Chief Executive Officer in January 2006 and has been a Director of the Corporation since January 2006. Prior to being named President and Chief Executive Officer, Mr. Lopez served as Executive Vice President and President of the Corporation’s Forest Products Segment from August 2003 to January 2006. From 1999 to August 2003, Mr. Lopez was Executive Vice President, Forest Resource Management Group of Tembec. Mr. Lopez also holds a seat on the board of directors of the Forest Products Association of Canada (FPAC) and is a co-chairman of the Bi-National Softwood Lumber Council and Softwood Lumber Board between Canada and the United States. He is a member of the board of directors of FP Innovations and he sits on the President’s Board of Advisors for California University of Pennsylvania.

Mr. Lopez was a Director of Former Tembec from January 2006 until February 29, 2008 and a Director of the Corporation since February 29, 2008. He is a member of the Environment, Health & Safety Committee.

_____________________________
3 The Capital Expenditure Committee was dissolved on November 21, 2013.
4 The Capital Expenditure Committee was dissolved on November 21, 2013.

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Mr. Lopez owns 66,480 common shares 16,281 stock options and 341,127 deferred share units of the Corporation.

PIERRE LORTIE, Québec (Canada). Mr. Lortie is Senior Business Advisor at the law firm Dentons LLP. He is also a director of Canam Group Inc. and Element Financial Corporation. Mr. Lortie also served as President of the Transition Committee of the Agglomeration of Montreal from its inception in June 2004 to the end of its mandate in December 2005. Mr. Lortie served as President and Chief Operating Officer of Bombardier Transportation, Bombardier Capital, Bombardier International, and as President of Bombardier Aerospace, Regional Aircraft. He has also served as Chairman of Canada’s Royal Commission on Electoral Reform and Party Financing. He has been Chairman of the Board, President and Chief Executive Officer of Provigo Inc., President and Chief Executive Officer of the Montreal Stock Exchange and a Senior Partner of Secor Inc.

Mr. Lortie has been a Director of the Corporation since January 27, 2011 and is a member of the Environment, Health & Safety Committee, as well as the Pension Committee5.

Mr. Lortie owns 20,000 common shares, 0 stock options, and 47,912 vested deferred share units of the Corporation.

FRANCIS M. SCRICCO, Massachusetts (United States of America). Mr. Scricco retired in November 2008 from Avaya Inc., a global provider of communications systems and software for enterprises where, since February 2007, he was the Senior Vice President, Manufacturing Logistics and Procurement. Prior to that, he was President of Avaya Global Services. Additionally, Mr. Scricco was formerly President and Chief Executive Officer of Arrow Electronics Inc. one of the world’s largest distributors of electronic components and computer products, as well as Inglis Ltd., Whirlpool Corporation’s Canadian subsidiary. Mr. Scricco is Chairman of the Board of Directors of Visteon Corporation a Director of Masonite Inc. and is a Director of one private company. Mr. Scricco began his career at The Boston Consulting Group and was also previously a General Manager at General Electric.

Mr. Scricco has been a Director of the Corporation since February 29, 2008 and serves as chairman of the Corporate Governance and Human Resources Committee, and Member of the Pension Committee5.

Mr. Scricco owns 100,000 common shares, 0 stock options and 116,264 vested deferred share units of the Corporation.

DAVID J. STEUART, Ontario (Canada). Mr. Steuart worked 37 years in the pulp and paper industry in senior executive positions, most recently from August 1998 to December 2006 with Bowater Incorporated as President, Pulp Division and as Senior Vice President. Mr. Steuart is a past Chairman of the Ontario Forest Industries Association. From September 1993 to July 1998, Mr. Steuart was President of the Pulp Division at Avenor Inc.

Mr. Steuart has been a Director of the Corporation since February 29, 2008, serves as chairman of the Environment, Health and Safety Committee.

Mr. Steuart owns 0 common shares, 0 stock options and 116,264 vested deferred share units of the Corporation.

LORIE WAISBERG, Ontario (Canada). Mr. Waisberg is a corporate director. Between August 2000 and October 2002, Mr. Waisberg served as Executive Vice President, Finance and Administration for Co-Steel Inc., a steel manufacturing company. From 1974 to August 2000, he was a partner at the Toronto office Goodmans LLP, a Canadian law firm. Mr. Waisberg is Chairman and a trustee of Chemtrade Logistics Income Fund and a director of Chantrell Ventures Corp., Metalex Ventures Limited, Primary Energy Recycling Corporation and U.S. Silver and Gold Inc., all publicly traded companies in Canada.

_____________________________
5 The Pension Committee was dissolved on November 21, 2013.

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Mr. Waisberg has been a Director of the Corporation since February 29, 2008 and is a member of the Audit Committee and Chairman of the Pension Committee6.

Mr. Waisberg owns 4,000 common shares, 0 stock options and 116,264 vested deferred share units of the Corporation.

8.1.1	Independence

The Corporation considers that all Directors, except Messrs. Lopez and Dumas, qualify as independent Directors within the meaning of National Instrument 58-101– Disclosure of Corporate Governance Practices and all Audit Committee members qualify as independent within the meaning of National Instrument 52-110 – Audit Committees. Mr. James M. Lopez is President and Chief Executive Officer of the Corporation and Mr. Michel J. Dumas is Executive Vice President, Finance and Chief Financial Officer of the Corporation, and are, therefore, not considered independent.

8.2	AUDIT COMMITTEE

8.2.1	General

The Corporation has an Audit Committee which currently consists of Messrs. Norman M. Betts (chairman), Jacques Leduc and Lorie Waisberg. All the members of the Audit Committee are considered “independent” and “financially literate” within the meaning of National Instrument 52-110 – Audit Committees with Messrs. Betts and Leduc possessing the professional designation of Chartered Accountant.

8.2.2	Charter of the Audit Committee

The mandate of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities and as such reviews the financial reporting process, the system of internal control and management of financial risks, the audit process, the attestation process regarding internal controls and the Corporation’s process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the committee maintains effective working relationships with the Board of Directors, management and internal and external auditors. The Audit Committee charter is attached hereto as Schedule “A” and is also posted on Tembec’s website at www.tembec.com.

_____________________________
6 The Pension Committee was dissolved on November 21, 2013.

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8.2.3	Relevant Education and Experience of the Audit Committee Members

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee, including any education or experience that has provided the member with an understanding of the accounting principles used by the Corporation to prepare its annual and interim financial statements.

Name of Audit Committee Member	Relevant Education and Experience

Norman M. Betts

Mr. Betts is a Fellow Chartered Accountant and received a doctor of philosophy degree in management, with a concentration in accounting and finance from Queen’s University. He is an Associate Professor at the Faculty of Business Administration, University of New Brunswick. He was made a Fellow of the New Brunswick Institute of Chartered Accountants in 2001. He is also the former Finance Minister and Minister of Business with the Province of New Brunswick.

Mr. Betts chairs the audit committees of Tanzanian Royalty Exploration Corp., Adex Mining Inc. and 49 North Resources Inc.

Jacques Leduc

Mr. Leduc is a Chartered Accountant and holds a Master of Business Administration degree from HEC Montreal and a bachelor's degree in Business Administration from the Université du Québec à Montreal and was admitted by the Canadian Institute of Chartered Accountants in 1986.

Mr. Leduc is Chief Financial Officer and Treasurer of Terrestar Solutions Inc. since November 2009. He served as Chief Financial Officer of Microcell Telecommunications Inc., a nationwide wireless operator in Canada from February 2001 through November 2004, and as Vice President Finance and Director Corporate Planning from January 1995 to February 2001.

Lorie Waisberg

Mr. Waisberg has participated in numerous continuing education programs regarding accounting issues. While practicing law for 30 years with Goodmans LLP, he provided legal advice on a wide range of accounting issues. In addition, Mr. Waisberg was retained as an expert witness on the role and responsibilities of boards and audit committees in relation to financial statements. Furthermore, Mr. Waisberg served as Executive Vice President of Co-Steel Inc. where the Chief Financial Officer reported to him and he was the principal liaison for internal and external audit.

For over 30 years, Mr. Waisberg has served on the audit committee of several publicly traded entities. He currently serves as the chair of the audit committee of the public company Metalex Ventures Limited and also serves on the audit committee of the public company U.S. Silver and Gold Inc.

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8.2.4	External Auditor Service Fees

The following table shows fees paid to KPMG LLP in Canadian dollars in the past two fiscal years for various services provided to the Corporation:

	Year Ended	Year Ended
	September 29, 2012	September 28, 2013

Audit Fees	$1,292,000	$978,500
Audit-Related Fees	$75,000	$76,000
Tax Fees	$106,000	$159,000
Total	$1,473,000	$1,213,500

Audit Fees

These fees include professional services rendered by the external auditors for statutory audits of the annual financial statements and for other audits.

Audit-Related Fees

These fees include professional services that reasonably relate to the performance of the audit or review of Tembec’s financial statements. These services include accounting consultations related to accounting, financial reporting or disclosure matters not classified as “Audit Services”; assistance with understanding and implementing new accounting and financial reporting guidance from rulemaking authorities; financial audits of employee benefit plans; agreed upon or expanded procedures related to accounting records required to respond to or comply with financial, accounting or regulatory reporting matters.

Tax Fees

These fees include professional services for tax compliance, tax advice and tax planning. These services include review of tax returns, assistance with tax audits, capital structure, corporate transactions and other special purpose mandates approved by the Audit Committee.

8.2.5	Policies and Procedures for the Engagement of Non-Audit Services

The Corporation’s Audit Committee has adopted the Pre-Approval Policy and Procedures for Non-Audit Services Provided by External Auditors (as defined in the External Auditor Services and Fees Policy) which sets forth the procedures and the conditions pursuant to which these services proposed to be performed by external auditors are pre-approved. Under the terms of the policy, the Audit Committee has delegated to the Chairman of the Audit Committee pre-approval authority for Non-Audit Services not previously approved by the Audit Committee which involve the payment of fees not in excess of $50,000. Any service approved by the Chairman is reported to the Audit Committee at its next meeting subsequent to such pre-approval.

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8.3	INFORMATION CONCERNING NON-DIRECTOR PRINCIPAL OFFICERS

Non-Director Principal Officers	Office with the Corporation	Province/State and Country of Residence
Réginald Bastien	Corporate Controller	Québec, Canada
Chris Black(1)	Executive Vice President, President, Paper Pulp Group	Ontario, Canada
Linda Coates	Vice President, Human Resources and Corporate Affairs	Ontario, Canada
Paolo Dottori	Vice President, Energy, Environment and Technology	Ontario, Canada
Patrick LeBel	Vice President, General Counsel and Corporate Secretary	Québec, Canada
Marcus Moeltner	Vice President, Business Development	Ontario, Canada
Stephen J. Norris	Treasurer	Québec, Canada
Mahendra Patel	Vice President, Engineering, Purchasing and Services	Ontario, Canada
Christian Ribeyrolle	Executive Vice President, President, Specialty Cellulose Group and President, Tembec France SAS	Longues, France
Dennis Rounsville (2)	Executive Vice President, President, Forest Products Group	B.C., Canada

(1) As of October 15, 2013, Mr. Black has taken additional responsibilities as Executive Vice President, Forest Products, Paper and Paper Pulp Group.
(2)Mr. Rounsville ceased to act as an Officer of Tembec as of October 15, 2013.

During the past five years, each of the non-Director principal officers of the Corporation (the “Principal Officers“) have been engaged in their present principal occupations or in other executive capacities of the Corporation or with related or affiliated companies, except for Patrick LeBel who, from September 2006 to December 2009 was Senior Counsel for Tembec, Marcus Moeltner who from May 2008 to January 2011 was Vice President, Corporate Development of Tembec and from January 2005 to May 2008 was Vice President, Finance of Grant Forest Products Inc., Réginald Bastien who from January 1998 to September 2011 was Director of Taxation of Tembec and Linda Coates who from May 2011 to July 2012 was Vice President, Communications and Public Affairs, and from January 2007 to April 2011 was a consultant in communications and public affairs, Christian Ribeyrolle who from January 2008 to May, 2009 was Commercial Director, Specialty Cellulose for Tembec, and from May, 2009 to January, 2013 was Senior Vice President, Specialty Cellulose for Tembec. As at September 28, 2013, the Directors and Principal Officers beneficially owned, as a group, or exercised control or direction over, directly or indirectly, approximately 358,788 common shares representing approximately 0.36% of the common shares outstanding.

8.4	Cease Trade Orders, Bankruptcies, Penalties and Sanctions

To the knowledge of the Corporation and based on the information furnished by the Directors and the executive officers, none of the directors or the executive officers of the Corporation: (a) is, as at the date of this AIF, or has been within 10 years before the date of this AIF, a director, chief executive officer or chief financial officer of any corporation that: (i) while the Director or executive officer was acting in that capacity was subject to a cease trade order (or an order similar to a cease trade order, including a management cease trade order) or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or (ii) was subject to a cease trade or similar order or an order that denied the relevant corporation access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the Director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Director or executive officer acted as director, chief executive officer or chief financial officer; (b) is, as at the date of this AIF, or has been within the 10 years before the date of this AIF, a director or executive officer of any corporation that: while the Director or executive officer was acting as director or executive officer or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets, except that:

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i)

Messrs. Norman M. Betts, James E. Brumm, James M. Lopez were directors of Former Tembec and Tembec Industries Inc. for varying periods of time immediately prior to the completion of the Recapitalization and Michel J. Dumas was a director of Tembec Industries Inc. prior to the Recapitalization;

ii)	Mr. Rounsville was executive officer of Former Tembec and Tembec Industries Inc. for varying periods of time immediately prior to the completion of the Recapitalization;

iii)

At the request of Tembec, Mr. James M. Lopez and Mr. Michel J. Dumas were directors of Marathon Pulp Inc. when it was declared bankrupt after failing to file a proposal within 30 days of filing a notice of intention to file a proposal under the Bankruptcy and Insolvency Act (Canada) (the "BIA") in March 2009;

iv)

At the request of Tembec, Mr. Michel J. Dumas was a director of Gestion Papiers Gaspésia Inc. and its subsidiary, Papiers Gaspésia Inc., when they filed for protection under (the "CCAA") in January 2004. On July 4, 2005, the plan of arrangement submitted by Papiers Gaspésia Inc. and Papiers Gaspésia Limited Partnership to their creditors was homologated by the Court and has been fully implemented;

v)	At the request of Tembec, Mr. Michel J. Dumas was a director of Jager Building Systems Inc. when it filed a voluntary assignment in bankruptcy under the BIA in September 2008;

vi)	At the request of Tembec, Mr. Michel J. Dumas was a director of Temlam Inc. when it filed a voluntary assignment in bankruptcy under the BIA in September 2008;

vii)	Mr. Betts was a director of Starfield Resources Inc. when it filed a notice of intention to make a proposal to its creditors under the BIA in March 2013;

viii)	Mr. James N. Chapman was a director of Anchor Glass Container Corporation when it filed for bankruptcy in August 2005 due to high natural gas prices and excess leverage;

ix)	Mr. James N. Chapman was a director of Chrysler LLC when it filed for protection from its creditors under Chapter 11 of the United States Bankruptcy Code in April 2009;

x)	Mr. James N. Chapman was a director of American Media Inc. when it filed for voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in November 2010;

xi)	Mr. Jacques Leduc was an executive officer of Microcell Telecommunications Inc. when it filed for and received protection under the CCAA in January 2003;

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xii)

Mr. Jacques Leduc is a director of Terrestar Corporation since April 2006 and is Chief Financial Officer and Treasurer of Terrestar Solutions Inc. and Terrestar Networks (Canada) Inc. since November 2009. Terrestar Corporation, Terrestar Networks (Canada) Inc. and Terrestar Networks Holdings (Canada) Inc. filed for and received protection under Chapter 11 of the United States Bankruptcy Code on October 19, 2010;

xiii)

Mr. Lorie Waisberg was a director of McWatters Mining Inc. when it initiated insolvency proceedings in 2001 and in 2004. Canadian securities regulators issued cease trade orders by reason of McWatters Mining Inc.’s failure to file required financial statements. The cease trade orders are no longer in effect and McWatters Mining Inc. has emerged from bankruptcy;

xiv)

Mr. Lorie Waisberg was a director of FMF Capital Group Ltd. when a subsidiary of FMF Capital Group Ltd., of which Mr. Waisberg was not a director, conveyed its assets to a trustee to facilitate the orderly wind-up of its business in May 2007.

None of the proposed nominees for election as Directors of the Corporation has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement after December 31, 2000 with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for the proposed Director.

ITEM 9 -	LEGAL PROCEEDINGS

Tembec is involved in various legal proceedings relating to contracts, commercial disputes, taxes, environmental issues, employment and workers’ compensation claims and other matters. The Corporation periodically reviews the status of these proceedings with both inside and outside counsel. The Corporation believes that the ultimate disposition of these matters will not have a material adverse effect on its financial position.

ITEM 10 -	TRANSFER AGENT AND REGISTRAR

Tembec’s transfer agent and registrar is Computershare Trust Company of Canada. The register of transfers of the common shares of Tembec maintained by Computershare Trust Company of Canada is located at its offices in Montreal, Québec

ITEM 11 -	MATERIAL CONTRACTS

On August 17, 2010 Tembec Industries entered into an Indenture with Wilmington Trust FSB which governs the 2018 Senior Secured Notes issued by Tembec Industries in an aggregate principal amount of US$255 million. On February 23, 2012, Tembec Industries issued an additional US$50 million in 2018 Senior Secured Notes, bringing the aggregate principal amount of 2018 Senior Secured Notes issued by Tembec Industries to US$305 million. The 2018 Senior Secured Notes are guaranteed by the Corporation and certain of the Corporation’s subsidiaries. The Indenture requires compliance with certain terms and conditions that could in certain circumstances restrict the ability of the Corporation or its subsidiaries to incur additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions. The Indenture also includes cross default provisions which may deem the Corporation and certain of its subsidiaries in default under the Indentures if one or more of them were to default on their obligations under other agreements. Reference is made to the Indenture, which was filed on SEDAR and may be found at www.sedar.com.

On March 4, 2011, the Corporation, as Guarantor, and Tembec Industries, Tembec Enterprises Inc., A.R.C. Resins Corporation and Tembec GP, as Borrowers, entered into together with the ABL Lenders, the ABL Facility, which is a revolving credit facility of $200 million maturing in February, 2016 secured by a first priority charge over receivables and inventories of the Borrowers (“ABL Facility”). Interest is based on the prime rate or the banker’s acceptances rate, as the case may be. As at September 28, 2013, the amount available under this facility was $120 million, amount of which $53 million was drawn and $56 million was reserved for letters of credit. This facility requires compliance with certain covenants that could in certain circumstances restrict the ability of the Corporation or its subsidiaries to incur additional indebtedness, to encumber or dispose of its assets or make certain payments or distributions. The ABL Facility also includes cross default provisions which may deem the Borrowers and the Guarantor in default under the ABL Facility if one or more of them were to default on their obligations under other agreements. In Fiscal 2013, the Borrowers and the Guarantor on one hand and the ABL Lenders on the other hand agreed to amend and extend the ABL Facility by one year. The maturity date of the Facility is set to expire on March 4, 2017. Tembec also negotiated a reduction of the aggregate resolving loan commitments from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates. Reference is made to the ABL Facility, which was filed on SEDAR and may be found at www.sedar.com.

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On March 9, 2012 Tembec, Tembec Industries and Tembec Energy L.P. entered into a $75-million loan, the IQ Loan, with Investissement Québec, a governmental agency, which will be used to finance a portion of the total cost of the Project which was initially estimated at $190 million, but revised to $235 million in Fiscal 2013. The loan bears interest at a rate of 5.5% compounded yearly and is secured by a second ranking charge over the Project’s assets. The loan shall be reimbursed in equal monthly payments over a period of 12 years starting 36 months after the initial loan disbursement and is subject to compliance with certain covenants and undertakings customary with such types of loans. Tembec has also granted to Investissement Québec a five-year option starting on the first loan disbursement date to acquire three million common shares of Tembec at a price of $7 per share. The IQ Loan also includes cross default provisions which may deem Tembec, Tembec Industries and Tembec Energy L.P. in default under the IQ Loan if any of them were to default on their obligations under other agreements. Reference is made to the IQ Loan which was filed on SEDAR and may be found at www.sedar.com.

On March 16, 2012 Tembec Energy L.P., entered into a long-term power purchase contract with Hydro-Québec acting through its Hydro-Québec Distribution division. The agreement will allow Tembec Energy L.P. to sell to Hydro-Québec, for a 25-year term, up to 50 megawatts of the electricity generated by a new turbine to be installed at its Temiscaming mill at green energy rates of $106 MW/hour, indexed annually with Consumer Price Index. (CPI) Reference is made to the power purchase contract which was filed on SEDAR and may be found at www.sedar.com.

On June 29, 2012, Tembec Energy L.P. entered into a $30 million loan, the IPD Loan with Integrated Private Debt Fund III LP (“IPD”), which will be used to finance the acquisition of the boiler and the turbine required in connection with the Project. Tembec intervened to the Loan to guarantee all obligations of Tembec Energy LP thereunder. The IPD Loan is secured by a first ranking change over all the Project’s assets. The interest rate on the IPD Loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan shall be reimbursed in blended monthly instalments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $12 million to be repaid at the end of the ten-year term period and is subject to compliance with certain covenants and undertakings customary with such types of loans. The IPD Loan also includes cross default provisions which may deem Tembec and Tembec Energy L.P. in default under the IPD Loan if any of them were to default on their obligations under other agreements. Reference is made to the IPD Loan, which was filed on SEDAR and may be found at www.sedar.com.

On May 16, 2013, Tembec entered into a asset purchase agreement for the sale of its NBSK pulp mill and related assets and liabilities located in Skookumchuck, British Columbia to an affiliate of Paper Excellence Canada Holdings Corporation for a purchase price of $97 million, including $29 million in working capital. Reference is made to the asset purchase agreement which was filed on SEDAR and may be found at www.sedar.com.

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On December 13, 2012, the Corporation adopted and entered into a shareholder rights plan agreement with Computershare Trust Company of Canada (the "Shareholder Rights Plan”). The adoption of the Shareholder Rights Plan was approved, ratified and confirmed by the shareholders on January 31, 2013. The purpose of the Shareholder Rights Plan is to provide the Corporation with sufficient time to explore and develop alternatives for maximizing shareholder value in the event of a take-over bid of the Corporation and to encourage fair treatment of all shareholders by providing them with an equal opportunity to participate in a take-over bid. The Shareholder Rights Plan, unless terminated in accordance with its terms, will expire following the date of the Corporation's annual meeting of shareholders to be held in year 2016. Copies of the Shareholder Rights Plan are available under the Corporation's profile at www.sedar.com or upon request to the Secretary of the Corporation at 800 René-Lévesque Blvd. West, Suite 1050, Montreal, Québec, H3B 1X9 (facsimile: (514) 871-1980).

On September 6, 2013, Tembec, Tembec Industries Inc. and Tembec Energy L.P. entered into an additional loan in the amount of $17.8 million with IQ, the Additional IQ Loan to finance a portion of the costs overruns of the Project. The Additional IQ Loan will bear interest at the same rate as that applicable under the initial $75 million loan entered into in Fiscal 2012 and is secured by a second priority charge over the Project’s assets. The Additional IQ Loan shall be reimbursed in equal monthly payments over a period of four years starting in April 2016, and is subject to compliance with certain covenants and undertakings customary with such types of loans. Tembec has also agreed to grant a five year option to IQ to subscribe for 712,000 common shares of the Corporation at a premium of 30% over the average trading price of the shares over the five business days prior to the issuance of the option. The IQ Loan also includes cross default provisions which may deem Tembec, Tembec Industries and Tembec Energy L.P. in default under the Additional IQ Loan if any of them were to default on their obligations under other agreements. Reference is made to the IQ Loan which was filed on SEDAR and may be found at www.sedar.com.

On September 19, 2013, Tembec Energy L.P. has entered into an amended and restated credit agreement with IPD, the Restated Credit Agreement as Agent for the Project’s senior lenders, increasing its credit facility by $10 million, the Increased IPD Facility to finance a portion of the costs overruns of the Project. Tembec intervened to the Restated Credit Agreement to guarantee all obligations of Tembec Energy LP thereunder. The Increased IPD Facility will be subject to the current general terms and conditions of the credit facility with IPD. The Increased IPD Facility will be reimbursed in blended monthly instalments over a period of eight years beginning in November 2014 with a balloon payment of $12 million to be repaid in October 2022 and is subject to compliance with certain covenants and undertakings customary with such types of loans. The Restated Credit Facility also includes cross default provisions which may deem Tembec and Tembec Energy L.P. in default under the Restated Credit Agreement if any of them were to default on their obligations under other agreements. Reference is made to the Restated Credit Agreement, which was filed on SEDAR and may be found at www.sedar.com.

ITEM 12 -	INTERESTS OF EXPERTS

KPMG LLP are the external auditors of the Corporation who prepared the Independent Auditors' Report to the shareholders dated November 29, 2013, with respect to the 2013 Financial Statements consisting of consolidated balance sheets as of September 28, 2013 and September 29, 2012 and the consolidated statements of net earnings (loss), comprehensive earnings (loss), changes in shareholder’s equity and cash flows for the years then ended. KPMG LLP is independent with respect to Tembec within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation.

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ITEM 13 -	ADDITIONAL INFORMATION

Additional information relating to Tembec, including the documents incorporated by reference in this AIF, may be found on SEDAR at www.sedar.com.

Additional information, including Directors’ and Executive Officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, where applicable is contained in the Management Information Circular prepared in connection with the Annual General Meeting of Shareholders of the Corporation to be held on January 30, 2014. Additional financial information is provided in the Corporation’s 2013 Financial Statements and 2013 MD&A.

DEFINITIONS

Adjusted EBITDA – Earnings before interest, income taxes, depreciation, amortization and other items.

ADMT – Air Dryed Metric Tonne.

BIA – Bankruptcy and Insolvency Act (Canada).

Biomass – Bark and residual wood waste used as fuel to operate cogeneration facilities or boilers.

Board feet – The plural of board foot; a board foot is calculated by multiplying 1” x 12” x 12” = 1 foot board measure gross count. Lumber is then finished (planed/sanded) to a smaller size and sold based on the original gross count. The difference between gross size and net size is approximately 72%.

Capacity – The number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

Cogeneration – Generation of both power and steam in an industrial power plant.

Effluent – Outflowing waste discharge from a pulp and paper mill.

Hectare – 2.471 acres.

ISO-14001 – is an independent third party certification that confirms that Tembec’s internal Environmental Management system meets internationally accepted standards for protecting environmental values, and that the system is properly maintained and applied by Tembec.

Measurements

Tonne – metric ton – 1,000 kilograms or 2,204 pounds (1.1023 tons).

MBF – One thousand board feet (see board feet).

NBSK – northern bleached softwood kraft pulp.

Newsprint – A printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp.

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Pulp – the generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning (de-inking) of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

Kraft pulp – chemical pulp produced by an alkaline cooking process using sodium sulphate.

High-yield pulp – pulp produced by a combined chemical, thermal and refining process.

Specialty cellulose pulp – chemical pulp produced by an acid cooking process which can be either ammonia, sodium or calcium based.

Wood chips - Small pieces of wood used to make pulp. The wood chips are produced either from wood waste in a sawmill or a log merchandiser or from pulp wood cut specifically for this purpose. Wood chips are generally uniform in size and are larger and coarser than sawdust.

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SCHEDULE “A”
AUDIT COMMITTEE CHARTER

TEMBEC INC.

I. OVERALL PURPOSE / OBJECTIVES

The Audit Committee (the “Committee”) will assist the Board of Directors (the “Board”) of Tembec Inc. (the “Corporation”) in fulfilling its oversight responsibilities. The Committee will review the financial reporting process, the system of internal control and management of financial risks, the audit process, the attestation process regarding internal controls and the Corporation’s process for monitoring compliance with laws and regulations and its own corporate policies. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the internal and external auditors. The Corporation shall ensure that appropriate funding is provided to the Committee to compensate the auditors and any other advisors engaged by the Committee, as well as for ordinary administrative expenses.

Subject to any power (i) conferred to the Committee under the Corporation’s by-laws or any applicable laws, rules or regulations (including those of any stock exchange), or (ii) otherwise assigned to the Committee by resolution of the Board of Directors, the Committee shall have no decision-making authority other than as specifically contemplated in this Charter.

II. COMPOSITION

The Committee shall consist of not fewer than three directors, each of whom shall be “independent”, as defined in applicable securities legislation. All members of the Committee shall be “financially literate”, as defined in applicable securities legislation. Members of the Committee shall be appointed by the Board and shall serve at the pleasure of the Board. Unless a chairman is appointed by the Board, the members of the Committee will select its chairman (the “Chairman”).

III. MEETINGS

The Committee shall meet at least four times annually. The Committee shall meet at least quarterly with the external auditors and at least annually with the internal auditors to discuss any matters that the Committee believes should be discussed, including privately held conversations. Meetings of the Committee may be called by its Chairman or the chairman of the Board, the external auditors or the internal auditors. Minutes of all meetings of the Committee shall be maintained and submitted as soon as practicable to the Board. In addition, the Committee will report to the Board on the Committee’s activities at the Board meeting following each Committee meeting.

A majority of Committee members shall constitute a quorum.

The members of the Committee shall have the right, for the purposes of discharging the powers and responsibilities of the Committee, to inspect any relevant records of the Corporation and its subsidiaries. The Committee shall also have the authority to hire independent counsel and other advisors at the Corporation’s expense, if necessary to carry out its duties and the authority to set and pay the compensation for any independent counsel or advisor employed by the Committee. The Committee shall also have the authority to communicate directly with internal and external auditors.

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IV. RESPONSIBILITIES AND DUTIES

The Audit Committee shall:

Documents/Reports Review

(1)

Review and reassess the adequacy of this Charter annually, report to the Board thereon and ensure that it is reproduced in the annual information form on an annual basis and posted in an up-to-date format on the Corporation’s website.

(2)	Review and discuss with management and the external auditor and, if appropriate, recommend for approval by the Board prior to any disclosure:

i.	interim unaudited financial statements;

ii.	audited annual financial statements, in conjunction with the report of the external auditors; and

iii.

all public disclosure documents containing audited or unaudited financial information, including management’s discussion and analysis of financial condition and results of operations, any prospectus and annual and interim earnings press releases.

iv.	This review shall include, where appropriate, an examination of:

v.	the existence and substance of significant accruals, estimates, or accounting judgments;

vi.	transactions with related parties and adequacy of disclosures; and

vii.

qualifications, if any, contained in letters of representation and the contents of review or audit reports from the Corporation’s external auditors, with respect to the Corporation’s financial statements.

(3)

Review any report which accompanies published financial statements (to the extent such a report discusses financial condition or operating results) for consistency of disclosure with the financial statements themselves.

(4)

Obtain an explanation from management of all significant variances between comparative reporting periods and an explanation from management for items which vary from expected or budgeted amounts as well as from previous reporting periods.

(5)	Review uncertainties, commitments, and contingent liabilities material to financial reporting.

External Audit

(6)

Recommend to the Board the firm to be proposed to the Corporation’s shareholders for appointment or reappointment as external auditors and recommend the fees to be paid to the external auditors. The external auditors are accountable to the Board and the Committee, as representatives of the Corporation’s shareholders, and the external auditors shall confirm same in their annual engagement letter. The external auditors must report directly to the Committee.

(7)

Pre-approve all services to be provided by the external auditors to the Corporation or any of its subsidiaries or adopt specific policies and procedures for the engagement of such services, provided that such pre-approval policies and procedures are detailed as to the particular service, the Committee is informed of each service and the procedures do not include delegation of the Committee responsibilities to management. The Committee may delegate to one or more members of the Committee the authority to pre-approve services provided by external auditors, provided that such member or members must present any such services so approved to the full Committee at its first scheduled meeting following such pre-approval.

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Annual Information Form

(8)

On an annual basis, review and discuss a written report by the external auditors detailing all factors that might have an impact on the auditors’ independence, including all services provided and fees charged by the external auditors.

(9)

Oversee the work, review the performance of the external auditors and approve any proposed change of the external auditors. In such a case, approve the information required to be disclosed by regulations.

(10)	Approve the scope and plan of the annual audit, of the attest services and require the external auditors to review the quarterly financial statements and related documents.

(11)	Review the audit findings and recommendations and management’s response thereto.

(12)

Review any analysis prepared by management and/or the external auditor setting forth significant financial reporting issues and judgements made in connection with the preparation of the financial statements, including any analysis of the effects of alternative generally accepted accounting principles methods on the financial statements.

(13)

Review annually with the external auditors the acceptability and the quality of the implementation of generally accepted accounting principles focused on the accounting estimates and judgments made by management and their selection of accounting principles.

(14)	Review any disagreement between management and the external auditors regarding financial reporting and, to the extent possible, resolve any such disagreements.

(15)

At least annually consult with the external auditors out of the presence of management about the adequacy of internal controls (including the steps to be adopted in light of any material control deficiencies), the fullness and accuracy of the financial statements and any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(16)	Monitor the rotation of the lead audit partner, concurring partner and other audit partners;

(17)	Review and approve the Corporation’s hiring policies for partners, employees and former partners and employees of its present external auditors and of its former external auditors.

Internal Audit and Internal Control

(18)	Review any decisions related to the need for internal auditing, including whether this function should be outsourced and in that case, approve the supplier which shall not be the external auditors.

(19)	Review and approve the appointment or removal of the director of internal audit who shall report to a senior officer other than the Corporate Controller.

(20)	Approve the mandate of the internal audit function, and review annually the internal audit plan and the corresponding budgets.

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Annual Information Form

(21)

Ensure that management has established and maintained adequate internal controls and procedures for financial reporting and accounting, with particular emphasis on controls over computerized systems, and review annually a management assessment of the effectiveness of internal controls. In the event of a material deficiency in internal controls, the Committee shall work with the external auditors and internal auditors to resolve such deficiency.

(22)	Review significant internal audit findings, recommendations and management’s response.

(23)	Ensure the coordination of the work between internal and external auditors.

(24)	Ensure the internal auditor has ongoing access to the Chairman as well as all officers of the Corporation, particularly the chairman of the Board and the President.

(25)

At least annually, undertake private discussions with staff of the internal audit function to establish internal audit independence, the level of co-operation received from management, the degree of interaction with the external auditor, and any unresolved material differences of opinion or disputes.

Financial Risk Management

(26)

Review periodically and inquire of management, the internal auditors and the external auditors concerning the financial risk or exposures of the Corporation and assess the steps management has taken to control such risks. Business financial risks include, but are not limited to, risks in the nature of treasury-related risks (including foreign exchange risks), information systems-related risks, disclosure quality and standards relating to financial reporting.

Financial Reporting Processes

(27)

In consultation with the external auditors and the internal auditors, review the integrity and adequacy of the financial reporting processes, both internal and external, including procedures for review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements.

(28)	Consider and approve, if appropriate, changes to the accounting principles and practices as recommended by the external auditors, management or the internal auditors.

Disclosure Policy Oversight

(29)

Review, report and, where appropriate, provide recommendations to the Board on the Corporation’s disclosure policy and other related policies and procedures, and recommend changes as deemed appropriate. The Committee, in performing this task, will review any reports on or proposed amendments to the disclosure policy submitted to it by the Disclosure Committee.

(30)	Assist the Disclosure Committee and the Board in interpreting and applying the Corporation’s disclosure policy and other related policies and procedures.

(31)	Oversee compliance with the Corporation’s disclosure policy.

Legal compliance and other responsibilities

(32)	Review incidents of fraud, illegal acts, conflicts of interest and related-party transactions.

(33)

Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

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Annual Information Form

(34)	Review claims or potential claims and any other legal matters as reported to the Committee that could have an impact on the financial statements.

(35)	Satisfy itself that the corporate expense policy is being enforced in relation to officers of the Corporation.

(36)	Review material matters relating to audits of subsidiaries.

(37)	Review, assess and, if appropriate, recommend for approval by the Board any and all new borrowings.

(38)	Perform any other activities consistent with this Charter, the Corporation’s by-laws and policies and governing laws, as the Committee or the Board deems necessary or appropriate.

Remuneration of Committee Members

(39)

No member of the Committee may earn fees from the Corporation or any of its subsidiaries other than fees for acting as a member of the Board or any Board committee (which fees may include cash or other in-kind consideration ordinarily available to directors, as well as all of the regular benefits that other directors receive). For greater certainty, no member of the Committee shall accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Corporation.

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